UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

April 30, 2012

Commission File Number: 1-15174

Siemens Aktiengesellschaft

(Translation of registrant’s name into English)

Wittelsbacherplatz 2

80333 Munich

Federal Republic of Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INTRODUCTION

Siemens AG’s Interim Report for the Siemens Group complies with the applicable legal requirements of the German Securities Trading Act (Wertpapierhandelsgesetz—WpHG) regarding half-year financial reports, and comprises Condensed Interim Consolidated Financial Statements, an Interim group management report and a Responsibility statement in accordance with § 37w WpHG. The Condensed Interim Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and its interpretations issued by the International Accounting Standards Board (IASB), as adopted by the European Union (EU). The Condensed Interim Consolidated Financial Statements also comply with IFRS as issued by the IASB. This Interim Report should be read in conjunction with our Annual Report for fiscal 2011, which includes a detailed analysis of our operations and activities.

Due to rounding, numbers presented throughout this and other documents may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

Key figures Q2 and first six months of fiscal 20121,2

(unaudited; in millions of €, except where otherwise stated)

Volume
						1st six months
Continuing operations	Q2 2012	Q2 2011	Actual	% Change Adjusted[1]		2012	2011	Actual	% Change Adjusted[3]
New orders	17,880	20,651		(13)%	(16)%	37,689	41,488		(9)%	(10)%
Revenue	19,297	17,717		9%	7%	37,199	35,320		5%	5%

Earnings						1st six months
Total Sectors	Q2 2012	Q2 2011		% Change		2012	2011		% Change
Adjusted EBITDA	2,412	2,608		(7)%		4,436	5,156		(14)%
Total Sectors profit	1,929	3,695		(48)%		3,530	5,783		(39)%
in % of revenue (Total Sectors)	9.9%	20.7%				9.4%	16.3%
Continuing operations
Adjusted EBITDA	2,646	2,665		(1)%		4,765	5,699		(16)%
Income from continuing operations	1,053	3,174		(67)%		2,409	5,020		(52)%
Basic earnings per share (in €)[4]	1.16	3.58		(67)%		2.69	5.66		(52)%
Continuing and discontinued operations[5]
Net income	1,015	2,836		(64)%		2,473	4,589		(46)%
Basic earnings per share (in €)[4]	1.12	3.20		(64)%		2.76	5.17		(46)%

Capital efficiency
	Q2 2012		Q2 2011			1st six months 2012		1st six months 2011
Continuing operations
Return on capital employed (ROCE) (adjusted)	14.0%			42.7%		16.4%			33.3%
Continuing and discontinued operations[5]
Return on capital employed (ROCE) (adjusted)	12.3%			36.9%		15.3%			29.9%

Cash performance
	Q2 2012		Q2 2011			1st six months 2012		1st six months 2011
Continuing operations
Free cash flow	446			354		(583)			1,413
Cash conversion rate	0.42			0.11		(0.24)			0.28
Continuing and discontinued operations[5]
Free cash flow	438			(62)		(781)			866
Cash conversion rate	0.43			(0.02)		(0.32)			0.19

Liquidity and capital structure
	March 31, 2012					September 30, 2011
Cash and cash equivalents	8,424					12,468
Total equity (Shareholders of Siemens AG)	31,574					31,530
Net debt	10,563					4,995
Adjusted industrial net debt	2,965					(1,534)

Employees — in thousands
	March 31, 2012					September 30, 2011
	Continuing operations		Total[7]			Continuing operations		Total[7]
Employees	367			408		360			402
Germany	119			129		116			127
Outside Germany	248			279		244			275

1	New orders; Adjusted or organic growth rates of revenue and new orders; Total Sectors profit; ROCE (adjusted); Free cash flow and cash conversion rate; Adjusted EBITDA; Net debt and adjusted industrial net debt are or may be non-GAAP financial measures. Definitions of these supplemental financial measures, a discussion of the most directly comparable IFRS financial measures, information regarding the usefulness of Siemens’ supplemental financial measures, the limitations associated with these measures and reconciliations to the most comparable IFRS financial measures are available on our Investor Relations website under www.siemens.com/nonGAAP

2	January 1 – March 31, 2012 and October 1, 2011 – March 31, 2012.

3	Adjusted for portfolio and currency translation effects.

4	Basic earnings per share—attributable to shareholders of Siemens AG. For fiscal 2012 and 2011 weighted average shares outstanding (basic) (in thousands) for the second quarter amounted to 877,749 and 873,161 and for the first six months to 876,585 and 872,177 shares, respectively.

5	Discontinued operations primarily consist of OSRAM, Siemens IT Solutions motive.

6	Calculated by dividing adjusted industrial net debt as of March 31, 2012 and 2011 by annualized adjusted EBITDA.

7	Continuing and discontinued operations.

INTERIM GROUP MANAGEMENT REPORT

OVERVIEW OF FINANCIAL RESULTS FOR THE SECOND QUARTER OF FISCAL 2012

(THREE MONTHS ENDED MARCH 31, 2012)

•	Revenue for the second quarter rose 9% year-over-year, to €19.297 billion, including increases in all Sectors and reporting regions as well as 11% growth in emerging markets.

•

Orders came in at €17.880 billion, 13% below the prior-year period which included a significantly higher volume from large orders, particularly in emerging markets. The book-to-bill ratio for the quarter was 0.93, and the order backlog was €100 billion.

•

Total Sectors profit was €1.929 billion, a strong increase from the first quarter of fiscal 2012 but well below the prior-year period which benefited from a €1.520 billion gain from the divestment of Siemens’ stake in Areva NP S.A.S. (Areva NP). Total Sectors profit in the current period included charges of €278 million in the power transmission business.

•

Income from continuing operations was €1.053 billion, held back by an equity investment loss of €640 million mainly resulting from restructuring at Nokia Siemens Networks B.V. (NSN). In contrast, the prior-year period benefited from the Areva NP gain mentioned above.

•	Free cash flow from continuing operations was up year-over-year, at €446 million, on higher cash flows in the Sectors.

Management’s perspective on second-quarter results. As expected, the second quarter of fiscal 2012 was not easy. While we achieved clear growth in revenue, orders came in below the prior year due to lower volume from large orders. For fiscal 2012, we are on course to achieve our goals for revenue and orders. Profit for the quarter was below our expectations due to charges at power transmission projects in Germany. We are addressing the problems systematically.

Strong backlog drives continued revenue growth. Revenue grew 9% in the second quarter, including increases in all Sectors and in all three regions supported by Siemens’ strong order backlog. Orders came in 13% lower, due primarily to significantly lower volume from large orders compared to the prior-year period. On an organic basis, excluding currency translation and portfolio effects, revenue rose 7% and orders declined 16%. The backlog (defined as the sum of the order backlogs of the Sectors) was €100 billion at the end of the quarter.

Revenue rises in all Sectors and regions. All Sectors delivered revenue growth in the second quarter. Energy led with double-digit growth, supported by its strong order backlog. Industry and Healthcare generated clear increases on broad-based growth across their businesses, and Infrastructure & Cities contributed a solid increase. On a geographic basis, revenue rose in all three reporting regions led by the Americas. The region comprising Europe, the Commonwealth of Independent States (C.I.S.), Africa and the Middle East and the region Asia, Australia both posted solid increases. Emerging markets, as these markets are defined by the International Monetary Fund, on a global basis grew faster than revenue overall, at 11% year-over-year, and accounted for €6.168 billion, or 32%, of total revenue for the quarter.

Lower volume from large orders in Energy. At the Sector level, the decline in orders was due primarily to Energy, which had a significantly lower volume from large orders in Germany. Infrastructure & Cities also recorded lower orders, while orders rose in Healthcare and Industry. On a geographic basis, lower order intake was most evident in Germany and emerging markets. Notable examples included a sharp drop in India and a less severe decline in China. Globally, orders in emerging markets accounted for €5.483 billion, or 31%, of total orders for the quarter.

Sector profit burdened by charges. Total Sectors profit declined to €1.929 billion, from €3.695 billion a year earlier. The main factor was Energy, which took project charges of €278 million in its power transmission business related primarily to grid connections to offshore wind-farms in Germany. In contrast, the prior-year period benefited from a €1.520 billion pretax gain on the sale of Energy’s stake in Areva NP. As a result, second-quarter profit at Energy came in at €573 million compared to €2.369 billion a year earlier.

Industry led all Sectors with profit of €662 million, up from €630 million a year earlier. Infrastructure & Cities also increased its profit year-over-year, to €270 million. Healthcare’s contribution to Total Sectors profit was lower year-over-year, at €424 million, including a strong earnings performance in the imaging and therapy systems business. The decline was due mainly to charges related to Healthcare’s Agenda 2013 initiative.

NSN restructuring impacts income. Income from continuing operations was €1.053 billion, down from €3.174 billion a year earlier, and corresponding basic EPS declined to €1.16 compared to €3.58 a year earlier. The difference was mainly due to lower Total Sectors profit. Equity Investments recorded a loss of €594 million due primarily to a substantially larger equity investment loss from Siemens’ share in NSN. This was only partly offset by positive results at Corporate items.

Lower loss from discontinued operations. Net income was €1.015 billion compared to €2.836 billion a year earlier. Corresponding basic EPS declined to €1.12 compared to €3.20 a year earlier. The primary factor in the change is lower income from continuing operations as described above. Discontinued operations posted a loss of €38 million due mainly to a settlement with the Greek State related to former Communications (Com) activities which burdened income from discontinued operations by €142 million pretax. For comparison, the loss of €338 million within discontinued operations in the prior-year period included a loss of €345 million related to Siemens IT Solutions and Services which was divested between the periods under review. In the current period results from discontinued operations related to Siemens IT Solutions and Services was a positive €43 million. Income from discontinued operations attributable to OSRAM declined to €28 million compared to €87 million a year earlier, due primarily to measures to reduce its capacities for traditional lighting products and to lower operating results. These factors more than offset positive effects from cessation of depreciation. OSRAM reported an 8% revenue increase compared to the second quarter a year earlier, and a 2% growth on an organic basis.

Higher free cash flow at Sector level. Free cash flow from continuing operations rose to €446 million from €354 million in the second quarter a year earlier. The increase was due mainly to higher cash inflows at the Sector level driven by an increase in Infrastructure & Cities. For comparison, the prior-year period included higher cash outflows in connection with personnel-related expenses comprising the previously disclosed special remuneration for non-management employees. Free cash flow from discontinued operations was a negative €8 million, up from a negative €416 million in the prior-year quarter. The change year-over-year was due primarily to two factors. Cash outflows related to Siemens IT Solutions and Services were lower compared to the prior-year period, which included higher payments in connection with the establishing of Siemens IT Solutions and Services as a separate legal group. In addition, the current period included cash inflows relating to OSRAM, compared to cash outflows in the prior-year period.

ROCE declines on lower income from continuing operations. On a continuing basis, ROCE (adjusted) declined to 14.0% in the second quarter of fiscal 2012, down from 42.7% a year earlier. The difference was due mainly to lower income from continuing operations. The results related to the divestment of Areva NP added 19.7 percentage points to ROCE in the prior-year period.

Pension plan underfunding increases. The estimated underfunding of Siemens’ pension plans (continuing operations) as of March 31, 2012 amounted to approximately €6.5 billion, compared to an underfunding of approximately €5.7 billion at the end of the first quarter. A positive actual return on plan assets and employer contributions partly offset a significant increase in Siemens’ defined benefit obligation (DBO). The DBO rose due to a decrease in the discount rate assumption as of March 31, 2012 and accrued service and interest costs. As of September 30, 2011, pension plan underfunding amounted to €6.2 billion.

RESULTS OF SIEMENS FOR THE SIX MONTHS ENDED MARCH 31, 2012

Orders and revenue

In the first six months of fiscal 2012, revenue increased to €37.199 billion, up 5% from the prior-year period, including increases in all Sectors and in all three reporting regions supported by Siemens’ strong order backlog. Orders decreased 9% year-over-year, due primarily to substantially lower volume from large orders compared to the prior-year period. This resulted in a book-to-bill ratio for Siemens of 1.01 for the first six months. Organic volume development was almost in line with reported figures.

	New orders (location of customer)
	Six months
	ended March 31,		% Change		therein
	2012	2011	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)
Europe, C.I.S.(2), Africa, Middle East	19,409	22,595	(14)%	(15)%	0%	1%
therein Germany	5,128	6,850	(25)%	(25)%	0%	0%
Americas	10,789	10,667	1%	0%	1%	0%
therein U.S.	8,084	7,660	6%	4%	1%	0%
Asia, Australia	7,490	8,227	(9)%	(11)%	2%	0%
therein China	2,777	3,129	(11)%	(15)%	4%	(1)%
therein India	754	1,996	(62)%	(59)%	(3)%	0%
Siemens	37,689	41,488	(9)%	(10)%	0%	1%

(1)	Excluding currency translation and portfolio effects.

(2)	Commonwealth of Independent States.

Orders related to external customers declined 9% and were mixed in the first six months of fiscal 2012. Orders for Healthcare were up 4%, with most businesses contributing increases, and Industry was level. Order intake declined 22% in Energy and 6% in Infrastructure & Cities due primarily to a substantially lower volume from large orders compared to the prior-year period. Emerging markets on a global basis declined 15% and accounted for €12.674 billion, or 34%, of total orders for the first six months.

In the regions Europe, C.I.S., Africa, Middle East and Asia, Australia, orders declined year-over-year due mainly to the Energy Sector, which had a lower volume from large orders compared to the prior-year period. For example, the order decline of 62% in India was due largely to a major contract win in the prior-year period at Fossil Power Generation.

As previously disclosed, Siemens has decided that, subject to certain limited exceptions, it will not enter into new contracts with customers in Iran and has issued group-wide policies establishing the details of its general decision. Under the original version of the policies, among other exceptions, which have been previously disclosed, products and services required to maintain the installed base (e.g. deliveries of spare parts, maintenance and assembly services) were permitted to be provided. However, in January 2012, Siemens resolved to amend the policies to provide that no new business with respect to products and services destined to maintain the installed base in Iran’s oil & gas sector may be entered into under any circumstances. In addition, even outside the oil & gas sector, products and services for the installed base in Iran may be provided only in strictly limited circumstances which can be demonstrated to satisfy humanitarian purposes or private purposes serving the common good (e.g. water supply and healthcare of the civilian population).

	Revenue (location of customer)
	Six months Ended March 31,		% Change		therein
	2012	2011	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)
Europe, C.I.S.(2), Africa, Middle East	19,388	18,732	4%	4%	0%	0%
therein Germany	5,429	5,293	3%	3%	0%	0%
Americas	10,645	9,886	8%	6%	1%	0%
therein U.S.	7,821	7,103	10%	8%	2%	0%
Asia, Australia	7,165	6,702	7%	6%	2%	(1)%
therein China	2,801	2,939	(5)%	(7)%	4%	(2)%
therein India	1,299	1,073	21%	28%	(7)%	0%
Siemens	37,199	35,320	5%	5%	1%	0%

(1)	Excluding currency translation and portfolio effects.

(2)	Commonwealth of Independent States.

Revenue related to external customers rose 5% compared to the first six months a year earlier, on growth in all Sectors. Revenue in Energy increased 11% year-over-year on conversion from its strong order backlog. Clear revenue growth for Industry included increases across the Sector’s businesses. Reported revenue in Healthcare came in 4% higher compared to the prior-year period, on broad-based growth across its businesses. Revenue in the Infrastructure & Cities Sector increased slightly. Emerging markets on a global basis grew faster than revenue overall, at 9% year-over-year, and accounted for €11.916 billion, or 32%, of total revenue for the first six months.

Revenue in the Americas rose 8%, including contributions from all Sectors. Revenue rose 7% in the Asia, Australia region. Double-digit increases in Energy and Healthcare more than offset declines at Infrastructure & Cities and Industry in the region. The double-digit increase in India was driven by sharp growth at Energy.

Consolidated Statements of Income

	Six months ended March 31,

	2012	2011	% Change
	(in millions of €)
Gross profit on revenue	10,653	11,170	(5)%
as percentage of revenue	28.6%	31.6%

Gross profit for the six months ended March 31, 2012, decreased 5% compared to the same period a year earlier. On the Sector level, gross profit rose moderately in Healthcare and Industry. Mainly due to project charges of €481 million at Power Transmission, gross profit fell significantly in Energy. Gross profit was virtually flat in Infrastructure & Cities.

	Six months ended March 31,
	2012	2011	% Change
	(in millions of €)
Research and development expenses	(2,053)	(1,831)	12%
as percentage of revenue	5.5%	5.2%
Marketing, selling and general administrative expenses	(5,250)	(4,917)	7%
as percentage of revenue	14.1%	13.9%
Other operating income	224	338	(34)%
Other operating expense	(130)	(286)	(55)%
Income (loss) from investments accounted for using the equity method, net	(366)	215	n/a
Interest income	1,110	1,091	2%
Interest expense	(865)	(854)	1%
Other financial income, net	19	1,410	(99)%

Research and development expenses and marketing, selling and general administrative expenses increased year-over-year on higher expenses in all sectors primarily associated with business expansion.

Other operating income for the first six months was lower than a year ago, due mainly to lower income from the disposals of real estate. In addition, the prior-year period included higher income from legal and regulatory matters, including €64 million related to a settlement of legal matters in connection with portfolio activities. Other operating expense was also lower than in the prior-year period, which included higher charges related to legal and regulatory matters. For additional information, see Notes 3 and 4 in Notes to Condensed Interim Consolidated Financial Statements within this Interim Report.

Income (loss) from investments accounted for using the equity method, net was a negative €366 million in the current reporting period, compared to a positive €215 million in the comparable period a year earlier. This sharp swing was due mainly to our equity investment in Nokia Siemens Networks B.V. (NSN), which resulted in a loss of €641 million in the period under review, compared to a loss of €88 million in the prior-year period. The current-year amount benefited from a gain on the sale of a stake in Bangalore International Airport Limited at SFS. The prior-year amount included a gain of €91 million on the sale of our interest in Krauss-Maffei Wegmann GmbH & Co. KG (KMW) to Wegmann Group.

Interest income was slightly higher than in the prior-year six-month period as higher interest from lending activities more than offset a lower expected return on plan assets. Interest expense was also slightly higher than in the prior-year period. For additional information, see Note 5 in Notes to Condensed Interim Consolidated Financial Statements within this Interim Report.

Other financial income, net was €19 million in the first half, compared to €1.410 billion in the same period a year earlier. The current year benefited from a €87 million gain from the sale of the 25% interest in OAO Power Machines in Russia. In addition, Siemens realized positive effects related to hedging activities that did not qualify for hedge accounting, partly offset by higher expenses for the accretion of provisions. In the first six months a year earlier, Siemens recognized a gain of €1.520 billion on the sale of its interest in Areva NP as mentioned above. For additional information, see Note 5 in Notes to Condensed Interim Consolidated Financial Statements within this Interim Report.

	Six months ended March 31,
	2012	2011	% Change
	(in millions of €)
Income from continuing operations before income taxes	3,343	6,336	(47)%
Income taxes	(934)	(1,316)	(29)%
as percentage of income from continuing operations before income taxes	28%	21%
Income from continuing operations	2,409	5,020	(52)%
Income (loss) from discontinued operations, net of income taxes	64	(431)	n/a
Net income	2,473	4,589	(46)%
Net income attributable to non-controlling interests	52	78	—
Net income attributable to shareholders of Siemens AG	2,421	4,511	(46)%

Income from continuing operations before income taxes decreased year-over-year due to the factors mentioned above. The effective tax rate was 28% in the first six months of fiscal 2012. For comparison, the 21% rate in the prior-year period benefited from the income tax treatment of the Areva NP gain, which was mostly tax-free. As a result, income from continuing operations was €2.409 billion in the current period, down from €5.020 billion in the same period a year earlier.

Discontinued operations primarily include OSRAM, which Siemens plans to list publicly. The timing of the public offering depends on capital market conditions. Siemens continues to be firmly committed to its plans and deems the listing to be highly probable within the calendar year 2012. In addition, discontinued operations include Siemens IT Solutions and Services, which was sold to Atos S.A. (AtoS) in the fourth quarter of fiscal 2011, and certain remaining items related to former activities that were disposed of in prior years. Income from discontinued operations in the first half of fiscal 2012 was a positive €64 million, compared to a negative €431 million in the same period a year earlier. The current-year amount includes pretax expenses of €142 million related to the settlement with Greece. Results related to Siemens IT Solutions and Services differed substantially year-over-year. In the current period under review, income was a positive €40 million, compared to a loss of €515 million in the first half of fiscal 2011. That loss included a pretax impairment charge of €464 million on non-current assets and a pretax goodwill impairment of €136 million. In the current six-month period, income from discontinued operations related to OSRAM came in lower, at €143 million compared to €199 million a year earlier, due primarily to measures to reduce its capacities for traditional lighting products and to lower operating results. These factors more than offset positive effects from the cessation of depreciation. For additional information, see Note 2 in Notes to Condensed Interim Consolidated Financial Statements within this Interim Report.

Net income for Siemens in the first half of fiscal 2012 declined to €2.473 billion, compared to €4.589 billion in the same period a year earlier. Net income attributable to shareholders of Siemens AG was €2.421 billion, down from €4.511 billion in the same period a year earlier.

Portfolio activities

In the first six months of fiscal 2012, Siemens completed certain portfolio transactions which are not significant individually. To further expand its global gas turbine manufacturing network, Siemens launched a subsidiary, Siemens Gas Turbine Technologies Holding B.V., during the first quarter of fiscal 2012. Siemens has a 65% stake in the subsidiary. In the first quarter of fiscal 2012, as part of the transaction, Siemens completed the sale of its 25% interest in OAO Power Machines, Russia, held by the Energy Sector. During the second quarter of fiscal 2012, Siemens completed the acquisitions of RuggedCom Inc., a provider of robust, industrial-quality Ethernet communication products and network solutions predominantly at the Industry Sector’s Industry Automation Division, the NEM B.V. business, a specialist in heat recovery steam generators for combined-cycle (gas and steam) power plants at Energy Sector’s Fossil Power Generation Division and eMeter Corporation, a meter data management specialist at Infrastructure & Cities Sector’s Smart Grid Division.

Also during the second quarter of fiscal 2012, Siemens signed an agreement to acquire the Connectors & Measurement business of Expro Holdings, UK for a preliminary purchase price of approximately €470 million. With the acquisition of the business that engineers and manufactures subsea components such as cable connectors, sensors and measuring devices, Siemens intends to expand the Energy Sector’s portfolio for subsea power grid solutions. The transaction is expected to close in the third quarter of fiscal 2012.

For further information on acquisitions and dispositions, see Note 2 in Notes to Condensed Interim Consolidated Financial Statements within this Interim Report.

SEGMENT INFORMATION ANALYSIS FOR THE SIX MONTHS ENDED MARCH 31, 2012

Energy Sector

	Six months ended March 31,
Sector			% Change		therein
	2012	2011	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)
Profit	1,054	3,121	(66)%
Profit margin	8.1%	26.4%
New orders	12,998	16,608	(22)%	(24)%	0%	2%
Revenue	13,064	11,814	11%	9%	0%	1%

(1)	Excluding currency translation and portfolio effects.

Energy reported a profit of €1.054 billion in the six months ended March 31, 2012, including another strong earnings performance from Fossil Power Generation. Sector profit was held back by project charges totaling €481 million in the transmission business and higher functional costs resulting mainly from Energy’s business expansion strategy. For comparison, profit of €3.121 billion in the first six months of fiscal 2011 benefited from the Areva NP gain of €1.520 billion mentioned earlier, only partly offset by the Sector’s €60 million share of special employee remuneration costs (for further information, see “Reconciliation to Consolidated Financial Statements – Corporate items and pensions”).

Revenue rose on conversion from the Sector’s strong order backlog in all three reporting regions, including a substantial increase in Asia, Australia. Orders came in 22% lower compared to the prior-year period, when the Sector recorded a larger volume from major orders. This comparison effect was particularly notable in Europe, C.I.S., Africa, Middle East where the prior-year period included a particularly large contract for a combined- cycle power plant in Saudi Arabia and orders for three offshore wind-farms in Germany. The book-to-bill ratio was 0.99 and the Sector’s order backlog was €56 billion at the end of the period. While Energy expects its market environment to remain highly competitive, the Sector expects a book-to-bill ratio above one for the full fiscal year.

Businesses	New orders
	Six months ended March 31,
			% Change		therein
	2012	2011	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)
Fossil Power Generation	5,294	7,122	(26)%	(30)%	0%	4%
Renewable Energy	2,155	2,912	(26)%	(26)%	0%	0%
Oil & Gas	2,603	2,784	(6)%	(9)%	0%	2%
Power Transmission	3,113	3,997	(22)%	(21)%	(1)%	0%

(1)	Excluding currency translation and portfolio effects.

Businesses	Revenue
	Six months ended March 31,
			% Change		therein
	2012	2011	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)
Fossil Power Generation	5,473	4,992	10%	8%	0%	1%
Renewable Energy	2,303	1,799	28%	26%	2%	0%
Oil & Gas	2,523	2,189	15%	14%	0%	2%
Power Transmission	2,944	2,986	(1)%	(1)%	(1)%	0%

(1)	Excluding currency translation and portfolio effects.

Businesses	Profit			Profit margin

	Six months ended March 31,			Six months ended March 31,
	2012	2011	% Change	2012	2011
	(in millions of €)
Fossil Power Generation	1,082	2,524	(57)%	19.8%	50.6%
Renewable Energy	64	84	(24)%	2.8%	4.7%
Oil & Gas	221	234	(6)%	8.8%	10.7%
Power Transmission	(314)	278	—	(10.7)%	9.3%

Fossil Power Generation generated profit of €1.082 billion on strong project performance and a continued high profit contribution from the service business. Profit also benefited from an €87 million gain from the sale of the 25% interest in OAO Power Machines, as part of the ongoing reorganization and expansion of the Division’s manufacturing network and service activities in Russia. Sector profit was burdened by project charges of €51 million and €87 million related to the Olkiluoto project in Finland in the first half of fiscal 2012 and 2011, respectively. For comparison, profit in the same period a year earlier benefited from the €1.520 billion Areva NP gain mentioned above and a more favorable project mix in the component business. Revenue rose primarily on growth in Asia, Australia. Due to the lower volume from major orders mentioned above, orders were down 26%, on declines in all three reporting regions, with the largest decrease coming in Europe, C.I.S., Africa, Middle East.

The Renewable Energy business includes Siemens’ Wind Power and Solar & Hydro Divisions. Higher expenses for R&D, marketing and selling associated with expansion in a highly competitive market, a less favorable revenue mix, and increased pricing pressure resulted in lower profit year-over-year. While Renewable Energy recorded a loss in the first quarter, it returned to profitability in the second quarter. Revenue rose 28% year-over-year, due to conversion of large orders into current business mainly in Europe, C.I.S., Africa, Middle East, and, to a lesser degree, in the Americas. New orders were down 26% due to a lower volume from large orders in Germany. Challenging market conditions in Renewable Energy, including pricing pressure, are expected to continue in coming quarters.

Profit at Oil & Gas in the first six months of the year was slightly down from the prior-year period due primarily to recognition of a valuation allowance on receivables. Revenue increased primarily due to growth in Asia, Australia. Orders were down compared to the prior year on decreases in Asia, Australia and the Americas.

Power Transmission reported a loss of €314 million for the first six months of fiscal 2012. The major factor was €481 million in project charges related primarily to grid connections to technically complex offshore wind-farms in Germany. These charges were due to project delays resulting from a complex regulatory environment and the projects’ complex marine environment, which required revised estimates of resources and personnel. The Division was also impacted by a less favorable revenue mix, due in part to low-margin orders booked during prior periods with significant pricing pressure. These factors were only partly offset by the release of a provision of €64 million related to a successful project completion. For comparison, the prior-period profit included charges of €41 million associated with optimizing the Division’s global manufacturing footprint. Order intake decreased 22% compared to the prior-year period, which included a higher volume from large orders, and a sharp drop in orders in the solutions business. All three reporting regions saw lower orders, with Asia, Australia and Europe, C.I.S., Africa, Middle East recording larger decreases than the Americas. The Division expects continuing challenges in coming quarters, including the technically complex grid-connection projects mentioned above and structural issues in certain businesses.

Healthcare Sector

Sector	Six months ended March 31,		% Change		therein
	2012	2011	Actual	Adiusted(1)	Currency	Portfolio
	(in millions of €)
Profit	788	832	(5)%
Profit margin	12.1%	13.3%
New orders	6,530	6,288	4%	2%	1%	0%
Revenue	6,513	6,252	4%	3%	1%	0%

(1)	Excluding currency translation and portfolio effects.

For the first six months of fiscal 2012, profit in the Healthcare Sector was €788 million, influenced by a two-year global initiative “Agenda 2013” aimed at improving the Sector’s competitive position and expanding its capacity for innovation. The Sector took €110 million in charges related to this initiative in the first six months and expects additional charges in coming quarters. Profit development in the current period also included higher marketing, selling and general administrative expenses. For comparison, Healthcare profit of €832 million in the first six months a year earlier was held back by €32 million in charges related to the particle therapy business, a reserve of €19 million related to a customer loan and receivables in the audiology business, and the Sector’s €43 million portion of the special employee remuneration mentioned earlier.

In connection with the “Agenda 2013” initiative, Diagnostics took €56 million charges related to improving its cost position. As a result, profit came in at €134 million compared to €164 million in the first six months a year earlier. Purchase price allocation (PPA) effects related to past acquisitions at Diagnostics were €85 million in the first six months. A year earlier, Diagnostics recorded €86 million in PPA effects.

Healthcare revenue and orders were up, with most businesses contributing increases. On a regional basis, Asia, Australia was the primary growth driver for the Sector, including double-digit increases in China for both revenue and orders. The book-to-bill ratio was 1.00, and Healthcare’s order backlog was €7 billion at the end of the first six months.

The Sector’s Diagnostics business contributed to overall growth, with revenue of €1.901 billion and orders of €1.906 billion rising from €1.840 billion and €1.844 billion, respectively, in the prior-year period. On a geographic basis, Asia, Australia drove revenue and order growth, including double-digit increases in China.

Industry Sector

Sector	Six months ended March 31,		% Change		therein
	2012	2011	Actual	Adiusted(1)	Currency	Portfolio
	(in millions of €)
Profit	1,218	1,272	(4)%
Profit margin	12.5%	13.9%
New orders	10,045	10,084	0%	(1)%	1%	0%
Revenue	9,772	9,117	7%	7%	1%	0%

(1)	Excluding currency translation and portfolio effects.

In a robust business environment, Industry’s short-cycle businesses continued to increase their revenue year-over-year and the Sector invested further in growth and innovation. Profit came in slightly below the prior- year level due to a number of factors, including higher expenses for R&D, marketing and selling associated with growth. In addition, the contribution from the Sector’s renewable energy offerings was held back by ongoing market challenges. For comparison, first-half profit a year earlier for Industry was held back by the Sector’s €75 million share of the special employee remuneration costs mentioned above.

Clear revenue growth year-over-year included increases across the Sector’s businesses, while orders remained level with the prior-year period. On a geographic basis, Europe, C.I.S., Africa, Middle East and the Americas saw double-digit revenue growth and solid order growth. Revenue and orders declined in Asia, Australia. The Sector’s book-to-bill ratio in the current period was 1.03 and its order backlog was €12 billion at the end of the first half of fiscal 2012.

Businesses	New orders
	Six months ended March 31,		% Change		therein
	2012	2011	Actual	Adiusted(1)	Currency	Portfolio
	(in millions of €)
Industry Automation	4,871	4,434	10%	9%	1%	0%
Drive Technologies	4,808	5,142	(7)%	(7)%	1%	0%

(1)	Excluding currency translation and portfolio effects.

Businesses	Revenue
	Six months ended March 31,
			% Change		therein
	2012	2011	Actual	Adiusted(1)	Currency	Portfolio
	(in millions of €)
Industry Automation	4,583	4,267	7%	7%	1%	0%
Drive Technologies	4,584	4,288	7%	7%	1%	0%

(1)	Excluding currency translation and portfolio effects.

Businesses	Profit			Profit margin

	Six months ended March 31,			Six months ended March 31,
	2012	2011	% Change	2012	2011
	(in millions of €)
Industry Automation	658	659	0%	14.4%	15.4%
Drive Technologies	474	515	(8)%	10.3%	12.0%

Profit at Industry Automation was nearly unchanged year-over-year, even after higher expenses for R&D and marketing and selling associated with growth and a less favorable business mix compared to the first half of fiscal 2011. Strong, broad-based demand drove double-digit order growth and clear revenue growth year-over- year, including increases in all three reporting regions. PPA effects related to the fiscal 2007 acquisition of UGS Corp. were €71 million in the current period and €70 million in the same period a year earlier.

Profit at Drive Technologies declined year-over-year due mainly to higher marketing and selling costs associated with growth and continuing increases in R&D expenses. Furthermore, the contribution from the Division’s renewable energy offerings was held back by ongoing market challenges, particularly in the wind business. In contrast, in a robust business environment, the Division’s short-cycle businesses improved profit year-over-year. While revenue increased across the Division’s businesses, orders declined year-over-year due partly to lower volume from large orders compared to the prior-year period. On a regional basis, revenue and orders increased in the regions Europe, C.I.S., Africa, Middle East and the Americas but declined in the region Asia, Australia.

Infrastructure & Cities

Sector	Six months ended March 31,
			% Change		therein
	2012	2011	Actual	Adiusted(1)	Currency	Portfolio
	(in millions of €)
Profit	470	558	(16)%
Profit margin	5.7%	6.8%
New orders	8,575	9,097	(6)%	(6)%	0%	0%
Revenue	8,312	8,189	1%	1%	0%	0%

(1)	Excluding currency translation and portfolio effects.

Profit at Infrastructure & Cities for the first half declined year-over-year, held back by higher functional costs associated with growth initiatives, a charge of €69 million at a rolling stock project in Germany, and a less favorable business mix at the Low and Medium Voltage Division during the first quarter of the current period. For comparison, profit in the prior-year period included a €63 million share of the special employee remuneration mentioned earlier. While revenue increased slightly year-over-year, six-month orders for the Sector came in lower, despite increases at the Power Grid Solutions & Products business and the Building Technologies Division. The reason for the decline overall was a significantly higher volume from major orders at Transportation & Logistics in the prior-year period. On a regional basis, revenue increased in the regions Americas and Europe, C.I.S., Africa, Middle East while they declined in the region Asia, Australia. A decrease in orders in the regions Asia, Australia and Europe, C.I.S., Africa, Middle East was only partly offset by higher demand in the Americas. The Sector’s book-to-bill ratio was 1.03 in the current period and its order backlog at the end of the quarter was €24 billion.

Businesses	New orders
	Six months ended March 31,		% Change		therein
	2012	2011	Actual	Adiusted(1)	Currency	Portfolio
	(in millions of €)
Transportation & Logistics	2,891	3,692	(22)%	(22)%	0%	0%
Power Grid Solutions & Products	3,047	2,812	8%	9%	(1)%	0%
Building Technologies	2,805	2,690	4%	3%	1%	0%

(1)	Excluding currency translation and portfolio effects.

Businesses	Revenue
	Six months ended March 31,		% Change		therein
	2012	2011	Actual	Adiusted(1)	Currency	Portfolio
	(in millions of €)
Transportation & Logistics	2,808	2,986	(6)%	(7)%	1%	0%
Power Grid Solutions & Products	2,813	2,645	6%	7%	0%	0%
Building Technologies	2,812	2,643	6%	5%	1%	0%

(1)	Excluding currency translation and portfolio effects.

Businesses	Profit			Profit margin
	Six months ended March 31,			Six months ended March 31,
	2012	2011	% Change	2012	2011
	(in millions of €)
Transportation & Logistics	102	193	(47)%	3.6%	6.5%
Power Grid Solutions & Products	183	200	(9)%	6.5%	7.5%
Building Technologies	162	163	(1)%	5.8%	6.2%

The Transportation & Logistics business, which includes Siemens’ Rail Systems Division and its Mobility and Logistics Division, posted a sharply lower profit year-over-year. The primary factor was a charge of €69 million related to delays in fulfilling a rolling stock order in Germany. In addition, earnings began to include the effect of lower margins associated with large, long-term contracts from prior periods, which are now being converted to current business. Revenue for the first half declined year-over-year including a reduction of €45 million related to the delays for the rolling stock order in Germany in the current period. As mentioned above, the current period included a lower volume from large orders, and as a result orders overall came in substantially below the prior-year level.

The Power Grid Solutions & Products business includes Siemens’ Low and Medium Voltage Division and its Smart Grid Division. Profit for the first six months declined year-over-year due to a less favorable business mix mainly at the low voltage business during the first quarter of the current period and higher expenses for smart grid growth initiatives. Revenue and orders clearly increased compared to the prior-year period. While revenue growth in the Americas and Asia, Australia was partly offset by a decline in Europe, C.I.S., Africa, Middle East, all three reporting regions increased their orders year-over-year.

Profit for the first half for Building Technologies came in level year-over-year, held back by higher functional costs partially associated with growth initiatives. The Division increased both revenue and orders year-over-year on broad-based growth throughout the Division and in all three reporting regions.

Equity Investments

Equity Investments recorded a loss of €519 million, compared to a profit of €108 million in the first six months a year earlier. That prior-year period benefited from a gain of €91 million from the sale of Siemens’ 49% stake in KMW. The loss in the current period was due mainly to the equity investment result related to Siemens’ share in NSN, which was a negative €641 million compared to a negative €88 million in the prior-year period. NSN previously announced a global restructuring program aimed at maintaining its long-term competitiveness and improving profitability. NSN reported to Siemens that it booked restructuring charges and associated items totaling €795 million in the current period, compared to charges of €57 million in the same period a year earlier. Due to the nature of the restructuring program as well as prevailing uncertainty in macroeconomic conditions, the amount and timing of improvements in profitability is uncertain. Therefore, results from Equity Investments are expected to be volatile in coming quarters.

Financial Services (SFS)

	Six months ended March 31,
	2012	2011	% Change
	(in millions of €)
Profit	274	216	27%

	March 31,	September 30,
	2012	2011
Total assets	16,031	14,602	10%

As previously announced, effective with the beginning of fiscal 2012, SFS realigned its resources and expertise in the capital business into two global business models: Project and Structured Finance as well as Commercial Finance.

In the first half of fiscal 2012, SFS recorded a profit (defined as income before income taxes) of €274 million, compared to a profit of €216 million a year earlier. While both interest result and operating expenses associated with SFS’ growth strategy increased, year-over-year, the current period was primarily affected by a €78 million gain in the first quarter on the sale of a stake in Bangalore International Airport Limited, a public- private partnership, reducing SFS’ equity participation from 40% to 26%. This gain was partly offset by burdens related to certain activities in the U.S. capital business. Total assets increased clearly, including positive currency translation effects, as SFS took advantage of a favorable environment to book new business, primarily in the first quarter of fiscal 2012. The resulting growth in new business reduced Siemens’ Total liquidity.

Reconciliation to Consolidated Financial Statements

Reconciliation to Consolidated Financial Statements includes Centrally managed portfolio activities, Siemens Real Estate and various categories of items which are not allocated to the Sectors and to SFS because Management has determined that such items are not indicative of their respective performance.

Centrally managed portfolio activities

Centrally managed portfolio activities reported a profit of €6 million in the first six months of fiscal 2012, compared to €8 million in the same period a year earlier.

Siemens Real Estate

Income before income taxes at Siemens Real Estate was €5 million in the first six months of fiscal 2012, compared to €98 million in the same period a year earlier. This decrease is mainly attributable to significantly lower income related to the disposal of real estate.

Corporate items and pensions

Corporate items and pensions totaled a positive €30 million in the first six months of fiscal 2012 compared to a positive €198 million in the same period a year earlier. The difference was due mainly to Corporate items, which were a positive €44 million compared to a positive €150 million in the first half a year earlier. The current period benefited from positive effects related to legal and regulatory matters, compared to net expenses related to such matters in the prior-year period. In addition, the current reporting period includes an amount of €57 million related to reimbursements to AtoS. The prior-year period benefited from management’s allocation of €267 million of personnel-related costs related to special employee remuneration, which had been accrued in Corporate items in fiscal 2010. Within this amount are €240 million that were allocated to the Sectors.

Centrally carried pension expense totaled a negative €14 million in the first half of fiscal 2012, compared to a positive €47 million in the prior-year period. The change is due primarily to a negative effect resulting from a lower expected return on plan assets and slightly higher interest costs.

Eliminations, Corporate Treasury and other reconciling items

Income before income taxes from Eliminations, Corporate Treasury and other reconciling items was a positive €17 million in the first half of fiscal 2012 compared to a negative €75 million in the same period a year earlier. The primary factor in the improvement was higher income from Corporate Treasury activities due mainly to changes in the fair market value of interest rate derivatives not qualifying for hedge accounting used for interest rate management.

Reconciliation to adjusted EBITDA (continuing operations)

The following table gives additional information on topics included in Profit and Income before income taxes and provides a reconciliation to adjusted EBITDA based on continuing operations.

For the six months ended March 31, 2012 and 2011

(in millions of €)

	Profit(1)		Income (loss) from investments accounted for using the equity method, net(2)		Financial income (expense), net(3)		Adjusted EBIT(4)		Amortization (5)		Depreciation and impairments of property, plant and equipment and goodwill(6)		Adjusted EBITDA		Adjusted EBITDA margin
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
Sectors
Energy Sector	1,054	3,121	28	22	70	1,514	956	1,586	41	34	183	169	1,180	1,790	9.0%	15.1%
therein: Fossil Power Generation	1,082	2,524	17	11	75	1,514	989	999	10	7	65	61	1,064	1,067
Renewable Energy	64	84	(4)	(13)	(2)	2	70	95	12	9	41	34	122	139
Oil & Gas	221	234	—	—	(2)	(2)	224	236	14	13	32	29	270	278
Power Transmission	(314)	278	15	24	(1)	(1)	(328)	255	5	5	43	43	(280)	303
Healthcare Sector	788	832	4	2	(11)	5	795	824	207	159	175	166	1,177	1,149	18.1%	18.4%
therein: Diagnostics	134	164	—	—	2	3	132	161	129	96	112	110	372	367
Industry Sector	1,218	1,272	6	12	(7)	1	1,219	1,258	128	129	150	146	1,497	1,533	15.3%	16.8%
therein: Industry Automation	658	659	1	8	(3)	—	660	651	99	101	62	61	822	813
Drive Technologies	474	515	5	5	(3)	1	472	509	24	23	82	77	578	609
Infrastructure & Cities Sector	470	558	11	7	9	3	450	548	54	57	78	79	582	684	7.0%	8.4%
therein: Transportation & Logistics	102	193	5	3	(8)	5	105	185	6	7	22	22	133	214
Power Grid Solutions & Products	183	200	5	4	(2)	(1)	179	197	19	22	32	34	231	254
Building Technologies	162	163	—	—	(2)	—	163	163	28	27	23	23	215	213
Total Sectors	3,530	5,783	49	43	62	1,523	3,420	4,216	430	379	586	560	4,436	5,156

Equity Investments	(519)	108	(526)	94	4	9	3	5	—	—	—	—	3	5
Financial Services (SFS)	274	216	115	43	194	150	(35)	23	3	4	135	143	103	170
Reconciliation to Consolidated Financial Statements
Centrally managed portfolio activities	6	8	3	4	1	—	2	4	1	2	1	3	4	9
Siemens Real Estate (SRE)	5	98	—	—	(60)	(35)	64	134	1	1	154	130	219	264
Corporate items and pensions	30	198	—	—	(6)	54	36	144	7	6	24	22	67	172
Eliminations, Corporate Treasury and other reconciling items	17	(75)	(7)	31	70	(55)	(46)	(51)	—	—	(21)	(26)	(67)	(78)

Siemens	3,343	6,336	(366)	215	264	1,647	3,445	4,475	442	391	878	833	4,765	5,699

(1)	Profit of the Sectors as well as of Equity Investments and Centrally managed portfolio activities is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded. Profit of SFS and SRE is Income before income taxes. Profit of Siemens is Income from continuing operations before income taxes. For a reconciliation of Income from continuing operations before income taxes to Net income see Consolidated Statements of Income.

(2)	Includes impairments and reversals of impairments of investments accounted for using the equity method.

(3)	Includes impairment of non-current available-for-sale financial assets. For Siemens, Financial income (expense), net comprises Interest income, Interest expense and Other financial income (expense), net as reported in the Consolidated Statements of Income.

(4)	Adjusted EBIT is Income from continuing operations before income taxes less Financial income (expense), net and Income (loss) from investments accounted for using the equity method, net.
(5)	Amortization and impairments, net of reversals, of intangible assets other than goodwill.

(6)	Depreciation and impairments of property, plant and equipment, net of reversals. Includes impairments of goodwill of €— million in the current period and €— million in the prior-year period, respectively.

LIQUIDITY, CAPITAL RESOURCES AND REQUIREMENTS

Cash flows – First six months of fiscal 2012 compared to first six months of fiscal 2011

The following discussion presents an analysis of our cash flows from operating, investing and financing activities for the first six months of fiscal 2012 and 2011 for both continuing and discontinued operations. Discontinued operations include primarily OSRAM and Siemens IT Solutions and Services, which were classified as discontinued operations during the second quarter of fiscal 2011. Siemens IT Solutions and Services was sold to AtoS in the fourth quarter of 2011.

Cash flows		Continuing operations		Discontinued operations		Continuing and discontinued operations
		Six months ended March 31,
		2012	2011	2012	2011	2012	2011
	(in millions of €)
Net cash provided by (used in):
Operating activities	A	351	2,175	(117)	(297)	234	1,878
Investing activities		(2,618)	1,287	(408)	(253)	(3,026)	1,034
therein: Additions to intangible assets and property, plant and equipment	B	(934)	(762)	(81)	(250)	(1,015)	(1,012)
Free cash flow	A+B	(583)	1,413	(198)	(547)	(781)	866
Financing activities		(1,836)	(2,629)	525	550	(1,311)	(2,079)

Cash flows from operating activities—Continuing operations provided net cash of €351 million in the first half of fiscal 2012, compared to net cash provided of €2.175 billion in the same period a year earlier. In the current period income from continuing operations was €2.409 billion. Therein included are amortization, depreciation and impairments of €1.320 billion. A build-up of operating net working capital (defined as inventories less advance payments received plus trade and other receivables minus trade payables and minus billings in excess of costs and estimated earnings on uncompleted contracts and related advances) reduced the cash inflows by €1.9 billion. The increase in operating net working capital is due mainly to a build-up in inventories primarily at the Energy Sector. The current period also included substantial cash outflows due to a decrease of liabilities including bonus payments to our employees and of €0.3 billion related to Healthcare’s particle therapy business. In the prior-year period income from continuing operations was €5.020 billion. Therein included are amortization, depreciation and impairments of €1.224 billion. Income from continuing operations also included the Areva NP disposal gain of €1.520 billion, which has been deducted in the consolidated statements of cash flow within the line item gains on sales of investments, net. A build-up of operating net working capital in the prior-year period reduced cash inflows by €1.2 billion. The prior-year period also included substantial cash outflows due to a decrease of liabilities including bonus payments to our employees, which were higher than in the current period.

Discontinued operations used net cash of €117 million in the first half of fiscal 2012, compared to net cash used of €297 million in the prior-year period. The decrease in cash outflows year-over-year is due mainly to lower cash outflows related to Siemens IT Solutions and Services, which a year earlier included higher payments in connection with the establishment of Siemens IT Solutions and Services as a separate legal group.

Cash flows from investing activities—Net cash used in investing activities for continuing operations amounted to €2.618 billion in the first half compared to net cash provided of €1.287 billion in the prior-year period. The change in cash flows from investing activities is due mainly to lower proceeds from sales of investments, intangibles and property, plant and equipment of €2.136 billion; to the higher build-up in receivables from financing activities of €1.064 billion relating to SFS’s capital business associated with its growth strategy; and to higher acquisitions, net of cash acquired, of €575 million. Proceeds of €401 million in the first half of fiscal 2012 from the sales of investments, intangibles and property, plant and equipment included the sale of a 25% interest in OAO Power Machines, held by the Energy Sector. In the first half a year earlier, proceeds from sales of investments, intangibles and property, plant and equipment provided net cash of €2.537 billion. This total included proceeds from the sale of investments of €2.215 billion, mainly related to the sale of our stake in Areva NP for €1.7 billion and the sale of our 49% minority stake in KMW, and also proceeds from real estate disposals at SRE of €299 million. Acquisitions, net of cash acquired, increased to €741 million from €166 million in the prior-year period, comprising several acquisitions of entities within the Sectors to optimize our business portfolio. In the current period, cash outflows for the purchase of investments of €140 million included the second installment payment in connection with our equity investment in A2SEA A/S, a supplier of installation services for the construction of offshore wind-farms. The equity investment is held by the Energy Sector. For comparison, purchase of investments of €293 million in the prior-year period included cash outflows relating to the solar thermal business and the first installment payment for our equity investment in A2SEA A/S.

Discontinued operations used net cash of €408 million in the first half of fiscal 2012, compared to net cash used of €253 million in the prior-year period. These higher cash outflows related primarily to Siemens IT Solutions and Services, including payments for the cash purchase price adjustment relating to the net debt and net working capital of Siemens IT Solutions and Services.

Free cash flow from continuing operations amounted to a negative €583 million in the first half of fiscal 2012, compared to a positive €1.413 billion a year earlier. The change year-over-year was due primarily to cash flows from operating activities as discussed above. Additions to intangible assets and property, plant and equipment increased in the current six months, mainly due to increased investments within the Sectors.

On a sequential basis, Free cash flow during the first half of fiscal 2012 and during fiscal 2011 was as follows:

Cash flows from financing activities—Continuing operations used net cash of €1.836 billion in the first half of fiscal 2012, compared to net cash used of €2.629 billion in the same period a year earlier. The decrease in cash outflows in the current period was due primarily to the proceeds from the issuance of long-term debt of €2.473 billion, including the issuance of US$3.0 billion bonds with warrant units and cash inflows from the change in short-term debt and other financing activities of €2.2 billion primarily including net cash inflows from the issuance of commercial paper. These cash inflows were partly offset by the repayment of long-term debt of €3.189 billion relating to the redemption of €1.55 billion in 5.25%-fixed-rate-instruments, €0.7 billion in floating rate assignable loans, US$0.5 billion in floating rate notes and US$0.75 billion in 5.5% notes. For comparison, the prior-year period included cash inflows of €291 million from the change in short-term debt and other financing activities, €113 million proceeds from the issuance of long-term debt and €25 million from repayment of long-term debt. Both periods included cash outflows for dividends, which were €2.629 billion (for fiscal 2011) in the first half of fiscal 2012 compared to €2.356 billion in the prior-year period (for fiscal 2010).

Capital resources and requirements

We have a US$9.0 billion (€6.7 billion) global multi-currency commercial paper program in place. As of March 31, 2012, we had US$2.5 billion (€1.8 billion) in commercial paper outstanding.

Under the Debt Issuance Program, we issued fixed rated instruments with an aggregate amount of €3.4 billion comprising three tranches in June 2008. In August 2008, we increased two tranches of the €3.4 billion instruments by €750 million. The first tranche of €1.55 billion in 5.25%-fixed-rate-instruments, matured in December 2011 and was redeemed at face value.

In June 2008, we issued assignable loans. The loans totaling €1.1 billion were issued in four tranches. Two floating rate tranches of €370 million, original maturity in June 2013, and €283.5 million, original maturity in June 2015, were called in August 2011 and were redeemed in December 2011 at face value.

In August 2006, we issued notes totaling US$5.0 billion in four tranches. US$750 million in 5.5% notes matured in February 2012 and were redeemed at face value.

In March 2006, we issued US$1.0 billion in notes in two tranches. The first tranche of US$500 million in floating rate notes matured in March 2012 and was redeemed at face value.

In February 2012, Siemens issued US$ bonds with warrant units in an aggregate principal amount of US$3.0 billion in two tranches. The bonds due in August 2017 have a volume of US$1.5 billion and a coupon of notional 1.05% per annum; the bonds due in August 2019 have a volume of US$1.5 billion and a coupon of notional 1.65% per annum. The exercise price was fixed at 137.5% of the reference price. On that basis, the exercise price amounts to €104.0018 per share. At issuance, one warrant will entitle its holder to receive 1,806.1496 Siemens AG shares. The warrants result in option rights relating to a total of about 21.7 million Siemens AG shares. The nominal amount of these bonds outstanding as of March 31, 2012 was €2.2 billion.

In February 2012, Siemens also issued US$400 million in floating rate notes, maturing in February 2019. The nominal amount outstanding as of March 31, 2012 was €0.3 billion.

In March 2012, a US$5.0 billion syndicated multi-currency revolving credit facility expired. In April 2012, after the end of the second quarter, the Company signed a €4.0 billion syndicated multi-currency revolving credit facility replacing the Company’s US$5.0 billion credit facility. The €4.0 billion credit facility has a tenor of five years with two one-year extension options.

Capital structure—A key consideration for us is maintenance of ready access to the capital markets through various debt products and preservation of our ability to repay and service our debt obligation over time.

The capital structure ratio is defined as the item Adjusted industrial net debt divided by the item Adjusted EBITDA (continuing operations). As of March 31, 2012 and September 30, 2011 the ratios were as follows:

	March 31, 2012	September 30, 2011

	(in millions of €)
Short-term debt and current maturities of long-term debt(1)	4,799	3,660
Plus: Long-term debt(1)	14,731	14,280
Less: Cash and cash equivalents	(8,424)	(12,468)
Less: Current available-for-sale financial assets	(542)	(477)

Net debt	10,563	4,995
Less: SFS debt	(13,303)	(12,075)
Plus: Pension plans and similar commitments	7,492	7,307
Plus: Credit guarantees	587	591
Less: 50% nominal amount hybrid bond(2)	(900)	(883)
Less: Fair value hedge accounting adjustment(3)	(1,474)	(1,470)

Adiusted industrial net debt	2,965	(1,534)

Adjusted EBITDA (continuing operations)	4,765	10,596

Adjusted industrial net debt / adjusted EBITDA (continuing operations)(4)	0.31	(0.14)

(1)	The item Short-term debt and current maturities of long-term debt as well as the item Long-term debt included in total fair value hedge accounting adjustments of €1,474 million as of March 31, 2012 and €1,470 million as of September 30, 2011.

(2)	The adjustment for our hybrid bond considers the calculation of this financial ratio applied by rating agencies to classify 50% of our hybrid bond as equity and 50% as debt. This assignment reflects the characteristics of our hybrid bond such as a long maturity date and subordination to all senior and debt obligations.

(3)	Debt is generally reported with a value representing approximately the amount to be repaid. However for debt designated in a hedging relationship (fair value hedges), this amount is adjusted by changes in market value mainly due to changes in interest rates. Accordingly we deduct these changes in market value in order to end up with an amount of debt that approximately will be repaid. We believe, this is a more meaningful figure for the calculation presented above. For further information on fair value hedges see D.6 Notes to Consolidated Financial Statements in our Annual Report for fiscal 2011.

(4)	In order to calculate this ratio, adjusted EBITDA (continuing operations) needs to be annualized.

The following discussion presents an analysis of changes in the item Adjusted industrial net debt in the first half of fiscal 2012.

Within the line item Adjusted industrial net debt, the item Short-term debt and current maturities of long-term debt increased by €1.139 billion compared to the end of the prior fiscal year, due mainly to the issuance of commercial paper of €1.8 billion and the reclassification of €2.0 billion in 4.125% instruments due in February 2013, partly offset by the redemption of €1.55 billion in 5.25%-fixed-rate-instruments, €0.7 billion in floating rate assignable loans, US$0.5 billion in floating rate notes and US$0.75 billion in 5.5% notes. Long-term debt increased by €451 million due mainly to the issuance of US$3.0 billion bonds with warrant units partly offset by the above mentioned reclassification. Associated with SFS’s growth strategy, SFS debt increased by €1.228 billion compared to the end of the prior fiscal year, including foreign currency effects. For further information regarding the decrease in the item Cash and cash equivalents please see Cash flows above.

Funding of pension plans and similar commitments

Unless otherwise stated all numbers presented below refer only to continuing operations.

At the end of the first six months of fiscal 2012, the combined funded status of Siemens’ pension plans showed an underfunding of €6.5 billion, compared to an underfunding of €6.2 billion at the end of fiscal 2011. A positive actual return on plan assets and employer contributions largely offset a significant increase in Siemens’ defined benefit obligation (DBO). The DBO rose primarily due to a decrease in the discount rate assumption as of March 31, 2012 and from accrued service and interest costs. The actual return on plan assets of Siemens’ funded pension plans for the first six months of fiscal 2012 amounted to €2.1 billion, resulting from both equity and fixed income investments. The expected return for the first six months amounted to €649 million, which corresponds to a 6.3% annual return.

The fair value of Siemens’ funded pension plan assets as of March 31, 2012, was €23.0 billion compared to €21.0 billion on September 30, 2011. In the first six months of fiscal 2012, employer contributions amounted to €382 million compared to €561 million in the prior-year period (which included amounts related to Siemens IT Solutions and Services and to OSRAM). In addition to the actual return on plan assets and employer contributions, the increase in plan assets was due also to a positive impact from currency translation effects. The aforementioned positive effects were partly offset by benefits paid during the six-month period ended March 31, 2012.

The estimated DBO of Siemens’ pension plans, which considers future compensation and pension increases, amounted to €29.5 billion on March 31, 2012, €2.4 billion higher than the DBO of €27.1 billion on September 30, 2011. The increase is due to a decrease in the discount rate assumption as of March 31, 2012, a negative impact from currency translation effects and, to a minor extent, due to the net of service and interest cost less benefits paid during the six-month period ended March 31, 2012. The decrease in the discount rate assumption is to a noticeable extent due to the specific determination method for the discount rate for the EURO-zone which is highly sensitive to changes in the composition of the underlying corporate bond index.

The combined funded status of Siemens’ predominantly unfunded other post-employment benefit plans amounted to an underfunding of €0.8 billion, both at the end of the first six months of fiscal 2012 and as of September 30, 2011.

For more information on Siemens’ pension plans and similar commitments, see Note 9 in Notes to Condensed Interim Consolidated Financial Statements.

REPORT ON RISKS AND OPPORTUNITIES

Within the scope of its entrepreneurial activities and the variety of its operations, Siemens encounters numerous risks and opportunities which could negatively or positively affect business development. For the early recognition and successful management of relevant risks and opportunities we employ a number of coordinated risk management and control systems. Risk management facilitates the sustainable protection of our future corporate success and is an integral part of all our decisions and business processes.

In our Annual Report for fiscal 2011 we described certain risks which could have a material adverse effect on our financial condition, including effects on assets, liabilities and cash flows, and results of operations, certain opportunities as well as the design of our risk management system.

As previously disclosed, business with customers in Iran is subject to export control regulations, embargoes, sanctions or other forms of trade restrictions imposed by the U.S., the European Union and other countries or organizations. The regulatory limitations have recently been further tightened by Executive Order 13590 issued by President Obama targeting Iran’s petroleum and petrochemical sectors and by Council Regulation (EU) No. 267/2012 of March 23, 2012 concerning restrictive measures against Iran and repealing Regulation (EU) No. 961/2010. Siemens has adopted internal restrictive policies on the conduct of business with Iran, which we continually review and have recently tightened, as described in more detail in Results of Siemens. Under certain limited circumstances, however, we continue to conduct certain business activities and provide products and services to customers in Iran. We believe that such activities to date have not had a material adverse impact on our reputation and share value. Going forward, divestment or similar initiatives adopted or proposed in various jurisdictions with respect to Iran, as well as new or tightened export control regulations, sanctions, embargos or other forms of trade restrictions imposed on Iran may result in a further curtailment of our existing business in Iran or in a further adaptation of our policies. In addition, the termination of our activities in Iran may expose us to customer claims and other actions.

We have previously disclosed that our business, financial condition and results of operations may be adversely affected by cost overruns or additional payment obligations related to the management of our long-term, fixed price or turnkey projects. Since we operate globally and perform projects in various complex political and regulatory environments there is a risk that our project business may be impacted by relevant political and regulatory environments and potential political and regulatory changes that occur during the term of projects which in turn may impact our business, financial condition and results of operations.

During the first six months of fiscal 2012 we identified no further significant risks and opportunities besides those presented in our Annual Report for fiscal 2011 and in the sections of this Interim Report entitled Overview of financial results for the second quarter of fiscal 2012, Segment information analysis, and Legal proceedings. Additional risks currently not known to us or that we currently consider immaterial could also impair our business operations. We do not expect to incur any risks that alone or in combination would appear to jeopardize the continuity of our business.

We refer also to Notes and forward-looking statements at the end of this Interim group management report.

LEGAL PROCEEDINGS

For information on legal proceedings, see Notes to Condensed Interim Consolidated Financial Statements.

OUTLOOK FOR FISCAL 2012

For fiscal 2012 we confirm our expectations of moderate organic revenue growth compared to fiscal 2011, and orders again exceeding revenues for a book-to-bill above 1. We continue to anticipate strong earnings performances in most of our businesses, including our industrial short-cycle businesses. Challenges, mostly in our power transmission business, impact the level of income from continuing operations we originally expected to achieve in fiscal 2012, €6.0 billion, by an estimated €0.6 to €0.8 billion.

This outlook excludes significant portfolio effects and impacts related to legal and regulatory matters in the second half of the fiscal year.

NOTES AND FORWARD-LOOKING STATEMENTS

This document includes supplemental financial measures that are or may be non-GAAP financial measures. New orders and order backlog; adjusted or organic growth rates of revenue and new orders; book-to- bill ratio; Total Sectors profit; return on equity (after tax), or ROE (after tax); return on capital employed (adjusted), or ROCE (adjusted); Free cash flow, or FCF; cash conversion rate, or CCR; adjusted EBITDA; adjusted EBIT; adjusted EBITDA margins, earnings effects from purchase price allocation, or PPA effects; net debt and adjusted industrial net debt are or may be such non-GAAP financial measures. These supplemental financial measures should not be viewed in isolation as alternatives to measures of Siemens’ financial condition, results of operations or cash flows as presented in accordance with IFRS in its Consolidated Financial Statements. Other companies that report or describe similarly titled financial measures may calculate them differently. Definitions of these supplemental financial measures, a discussion of the most directly comparable IFRS financial measures, information regarding the usefulness of Siemens’ supplemental financial measures, the limitations associated with these measures and reconciliations to the most comparable IFRS financial measures are available on Siemens’ Investor Relations website at www.siemens.com/nonGAAP. For additional information, see supplemental financial measures and the related discussion in Siemens’ most recent annual report on Form 20-F, which can be found on our Investor Relations website or via the EDGAR system on the website of the United States Securities and Exchange Commission.

This document contains statements related to our future business and financial performance and future events or developments involving Siemens that may constitute forward-looking statements. These statements may be identified by words such as “expects,” “looks forward to,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” “project” or words of similar meaning. We may also make forward-looking statements in other reports, in presentations, in material delivered to stockholders and in press releases. In addition, our representatives may from time to time make oral forward-looking statements. Such statements are based on the current expectations and certain assumptions of Siemens’ management, and are, therefore, subject to certain risks and uncertainties. A variety of factors, many of which are beyond Siemens’ control, affect Siemens’ operations, performance, business strategy and results and could cause the actual results, performance or achievements of Siemens to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements or anticipated on the basis of historical trends. These factors include in particular, but are not limited to, the matters described in Item 3: Risk factors of our most recent annual report on Form 20-F filed with the SEC, in the chapter “Risks” of our most recent annual report prepared in accordance with the German Commercial Code, and in the chapter “Report on risks and opportunities” of our most recent interim report.

Further information about risks and uncertainties affecting Siemens is included throughout our most recent annual, and interim reports as well as our most recent earnings release, which are available on the Siemens website, www.siemens.com, and throughout our most recent annual report on Form 20-F and in our other filings with the SEC, which are available on the Siemens website, www.siemens.com, and on the SEC’s website, www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results, performance or achievements of Siemens may vary materially from those described in the relevant forward-looking statement as being expected, anticipated, intended, planned, believed, sought, estimated or projected. Siemens neither intends, nor assumes any obligation, to update or revise these forward-looking statements in light of developments which differ from those anticipated.

Due to rounding, numbers presented throughout this and other documents may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

SIEMENS

CONSOLIDATED STATEMENTS OF INCOME (unaudited)

For the three and six months ended March 31, 2012 and 2011

(in millions of €, per share amounts in €)

		Three months ended March 31,		Six months ended March 31,
	Note	2012	2011	2012	2011
Revenue		19,297	17,717	37,199	35,320
Cost of goods sold and services rendered		(13,725)	(12,195)	(26,545)	(24,150)

Gross profit		5,572	5,522	10,653	11,170
Research and development expenses		(1,066)	(967)	(2,053)	(1,831)
Marketing, selling and general administrative expenses		(2,612)	(2,506)	(5,250)	(4,917)
Other operating income	3	110	78	224	338
Other operating expense	4	(29)	(72)	(130)	(286)
Income (loss) from investments accounted for using the equity method, net		(563)	92	(366)	215
Interest income	5	548	543	1,110	1,091
Interest expense	5	(433)	(435)	(865)	(854)
Other financial income (expense), net	5	(29)	1,482	19	1,410

Income from continuing operations before income taxes		1,497	3,737	3,343	6,336
Income taxes		(444)	(563)	(934)	(1,316)

Income from continuing operations		1,053	3,174	2,409	5,020
Income (loss) from discontinued operations, net of income taxes	2	(38)	(338)	64	(431)

Net income		1,015	2,836	2,473	4,589

Attributable to:
Non-controlling interests		34	43	52	78
Shareholders of Siemens AG		981	2,793	2,421	4,511

Basic earnings per share	15
Income from continuing operations		1.16	3.58	2.69	5.66
Income (loss) from discontinued operations		(0.04)	(0.38)	0.07	(0.49)

Net income		1.12	3.20	2.76	5.17

Diluted earnings per share	15
Income from continuing operations		1.15	3.55	2.67	5.60
Income (loss) from discontinued operations		(0.04)	(0.38)	0.07	(0.48)

Net income		1.11	3.17	2.74	5.12

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (unaudited) For the three and six months ended March 31, 2012 and 2011 (in millions of €)

		Three months ended March 31,		Six months ended March 31,
		2012	2011	2012	2011
Net income		1,015	2,836	2,473	4,589
Currency translation differences		(111)	(584)	448	(207)
Available-for-sale financial assets		138	(46)	81	(31)
Derivative financial instruments		143	160	70	104
Actuarial gains and losses on pension plans and similar commitments		(544)	313	(213)	1,110

Other comprehensive income, net of tax (1)		(375)	(157)	387	976

Total comprehensive income		641	2,679	2,860	5,565

Attributable to:
Non-controlling interests		25	10	53	60
Shareholders of Siemens AG		616	2,669	2,807	5,505

(1)	Includes income (expense) resulting from investments accounted for using the equity method of €55 million and €4 million, respectively, for the three months ended March 31, 2012 and 2011, and €23 million and €19 million for the six months ended March 31, 2012 and 2011, respectively.

The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

SIEMENS

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of March 31, 2012 (unaudited) and September 30, 2011

(in millions of €)

	Note	3/31/12	9/30/11
ASSETS
Current assets
Cash and cash equivalents		8,424	12,468
Available-for-sale financial assets		542	477
Trade and other receivables		15,709	14,847
Other current financial assets		3,355	2,899
Inventories		16,774	15,143
Income tax receivables		786	798
Other current assets		1,467	1,264
Assets classified as held for disposal	2	5,034	4,917

Total current assets		52,091	52,813

Goodwill	6	16,495	15,706
Other intangible assets	7	4,466	4,444
Property, plant and equipment		10,593	10,477
Investments accounted for using the equity method		4,537	4,966
Other financial assets		12,759	11,855
Deferred tax assets		3,449	3,206
Other assets		762	776

Total assets		105,151	104,243

LIABILITIES AND EQUITY
Current liabilities
Short-term debt and current maturities of long-term debt	8	4,799	3,660
Trade payables		7,425	7,677
Other current financial liabilities		1,584	2,247
Current provisions	10	4,600	5,168
Income tax payables		2,180	2,032
Other current liabilities		20,928	21,020
Liabilities associated with assets classified as held for disposal	2	1,686	1,756

Total current liabilities		43,202	43,560

Long-term debt	8	14,731	14,280
Pension plans and similar commitments	9	7,492	7,307
Deferred tax liabilities		558	595
Provisions	10	3,897	3,654
Other financial liabilities		1,089	824
Other liabilities		2,040	1,867

Total liabilities		73,009	72,087

Equity	11
Common stock, no par value (1)		2,743	2,743
Additional paid-in capital		6,109	6,011
Retained earnings		24,873	25,881
Other components of equity		531	(68)
Treasury shares, at cost (2)		(2,681)	(3,037)

Total equity attributable to shareholders of Siemens AG		31,574	31,530

Non-controlling interests		568	626

Total equity		32,142	32,156

Total liabilities and equity		105,151	104,243

(1)	Authorized: 1,117,803,421 and 1,117,803,421 shares, respectively.

Issued: 914,203,421 and 914,203,421 shares, respectively.

(2)	35,270,911 and 39,952,074 shares, respectively.

The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

SIEMENS

CONSOLIDATED STATEMENTS OF CASH FLOW (unaudited)

For the six months ended March 31, 2012 and 2011

(in millions of €)

	Six months ended March 31,
	2012	2011
Cash flows from operating activities
Net income	2,473	4,589
Adjustments to reconcile net income to cash provided by (used in) operating activities—continuing operations
(Income) loss from discontinued operations, net of income taxes	(64)	431
Amortization, depreciation and impairments	1,320	1,224
Income taxes	934	1,316
Interest (income) expense, net	(245)	(237)
(Gains) losses on sales and disposals of businesses, intangibles and property, plant and equipment, net	(33)	(108)
(Gains) losses on sales of investments, net (1)	(184)	(1,666)
(Gains) losses on sales and impairments of current available-for-sale financial assets, net	1	(2)
(Income) losses from investments (1)	460	(102)
Other non-cash (income) expenses	25	175
Change in assets and liabilities
(Increase) decrease in inventories	(1,403)	(1,584)
(Increase) decrease in trade and other receivables	(639)	(160)
Increase (decrease) in trade payables	(369)	168
Change in other assets and liabilities	(1,507)	(1,203)
Additions to assets held for rental in operating leases	(193)	(298)
Income taxes paid	(700)	(769)
Dividends received	51	39
Interest received	424	362

Net cash provided by (used in) operating activities—continuing operations	351	2,175
Net cash provided by (used in) operating activities—discontinued operations	(117)	(297)

Net cash provided by (used in) operating activities	234	1,878
Cash flows from investing activities
Additions to intangible assets and property, plant and equipment	(934)	(762)
Acquisitions, net of cash acquired	(741)	(166)
Purchases of investments (1)	(140)	(293)
Purchases of current available-for-sale financial assets	(125)	(6)
(Increase) decrease in receivables from financing activities	(1,233)	(169)
Proceeds and (payments) from sales of investments, intangibles and property, plant and equipment (1)	401	2,537
Proceeds and (payments) from disposals of businesses	79	135
Proceeds from sales of current available-for-sale financial assets	74	11

Net cash provided by (used in) investing activities—continuing operations	(2,618)	1,287
Net cash provided by (used in) investing activities—discontinued operations	(408)	(253)

Net cash provided by (used in) investing activities	(3,026)	1,034
Cash flows from financing activities
Proceeds from re-issuance of treasury stock and proceeds (payments) relating to other transactions with owners	205	190
Proceeds from issuance of long-term debt	2,473	113
Repayment of long-term debt (including current maturities of long-term debt)	(3,189)	(25)
Change in short-term debt and other financing activities	2,200	291
Interest paid	(245)	(211)
Dividends paid	(2,629)	(2,356)
Dividends paid to non-controlling interest holders	(95)	(97)
Financing discontinued operations (2)	(556)	(534)

Net cash provided by (used in) financing activities—continuing operations	(1,836)	(2,629)
Net cash provided by (used in) financing activities—discontinued operations	525	550

Net cash provided by (used in) financing activities	(1,311)	(2,079)
Effect of exchange rates on cash and cash equivalents	46	(25)
Net increase (decrease) in cash and cash equivalents	(4,058)	808
Cash and cash equivalents at beginning of period	12,512	14,227
Cash and cash equivalents at end of period	8,454	15,035
Less: Cash and cash equivalents of assets classified as held for disposal and discontinued operations at end of period	30	62

Cash and cash equivalents at end of period (Consolidated Statements of Financial Position)	8,424	14,973

(1)	Investments include equity instruments either classified as non-current available-for-sale financial assets, accounted for using the equity method or classified as held for disposal. Purchases of investments includes certain loans to investments accounted for using the equity method.

(2)	Discontinued operations are financed principally through Corporate Treasury. The item Financing discontinued operations includes these intercompany financing transactions.

The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

SIEMENS

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (unaudited)

For the six months ended March 31, 2012 and 2011

(in millions of €)

			Total comprehensive income
					Other components of equity
	Common stock	Additional paid-in capital	Retained earnings		Currency translation differences	Available- for-sale financial assets	Derivative financial instruments	Total	Treasury shares at cost	Total equity attributable to shareholders of Siemens AG	Non-controlling interests	Total equity
Balance at October 1, 2010	2,743	5,986	22,998		(115)	95	12	22,990	(3,373)	28,346	750	29,096

Net income	—	—	4,511		—	—	—	4,511	—	4,511	78	4,589
Other comprehensive income, net of tax	—	—	1,110	(1)	(188)	(31)	103	994	—	994	(18)	976 (2)
Dividends	—	—	(2,356)		—	—	—	(2,356)	—	(2,356)	(117)	(2,473)
Share-based payment	—	(59)	(11)		—	—	—	(11)	—	(70)	—	(70)
Re-issuance of treasury stock	—	25	—		—	—	—	—	302	327	—	327
Transactions with non-controlling interests	—	—	(823)		(17)	—	—	(840)	—	(840)	(121)	(961)
Other changes in equity	—	—	3		—	—	—	3	—	3	(4)	(1)

Balance at March 31, 2011	2,743	5,952	25,432		(320)	64	115	25,291	(3,071)	30,915	568	31,483

Balance at October 1, 2011	2,743	6,011	25,881		2	36	(106)	25,813	(3,037)	31,530	626	32,156

Net income	—	—	2,421		—	—	—	2,421	—	2,421	52	2,473
Other comprehensive income, net of tax	—	—	(213	)(1)	448	81	69	386	—	386	1	387 (2)
Dividends	—	—	(2,629)		—	—	—	(2,629)	—	(2,629)	(99)	(2,728)
Share-based payment	—	(25)	(127)		—	—	—	(127)	—	(152)	—	(152)
Re-issuance of treasury stock	—	(4)	—		—	—	—	—	356	352	—	352
Transactions with non-controlling interests	—	—	(464)		—	—	—	(464)	—	(464)	2	(462)
Other changes in equity	—	126	3		—	—	—	3	—	129	(15)	115

Balance at March 31, 2012	2,743	6,109	24,873		450	117	(37)	25,403	(2,681)	31,574	568	32,142

(1)	Retained earnings includes actuarial gains and losses on pension plans and similar commitments of €(213) million and €1,110 million, respectively, in the six months ended March 31, 2012 and 2011.

(2)	In the six months ended March 31, 2012 and 2011, Other comprehensive income, net of tax includes non-controlling interests of €— million and €— million relating to Actuarial gains and losses on pension plans and similar commitments, €— million and € (19) million relating to Currency translation differences, €— million and €— million relating to Available-for-sale financial assets and €1 million and €1 million relating to Derivative financial instruments.

The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

SIEMENS

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

SEGMENT INFORMATION (continuing operations—unaudited)

As of and for the three months ended March 31, 2012 and 2011 and as of September 30, 2011

(in millions of €)

	New orders(2)		External revenue		Intersegment revenue		Total revenue		Profit (3)		Assets(4)		Free cash flow(5)		Additions to intangible assets and property, plant and equipment		Amortization, depreciation and impairments (6)
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	3/31/12	9/30/11	2012	2011	2012	2011	2012	2011
Sectors(1)
Energy	5,815	8,518	6,832	6,037	56	53	6,888	6,091	573	2,369	1,523	656	4	(49)	122	109	116	101
Healthcare	3,246	3,119	3,354	3,102	8	15	3,362	3,117	424	450	12,040	11,264	380	443	61	59	177	163
Industry	5,144	5,091	4,641	4,267	428	364	5,070	4,632	662	630	7,280	6,001	441	413	84	81	141	139
Infrastructure & Cities	3,896	4,135	4,052	3,815	205	190	4,257	4,005	270	246	3,770	3,169	337	195	70	57	67	71

Total Sectors	18,101	20,863	18,879	17,221	698	623	19,577	17,844	1,929	3,695	24,614	21,090	1,162	1,002	338	306	501	473
Equity Investments	—	—	—	—	—	—	—	—	(594)	23	2,857	3,382	—	—	—	—	—	—
Financial Services (SFS)	189	220	178	209	12	11	189	220	74	114	16,031	14,602	261	109	12	7	78	68
Reconciliation to Consolidated Financial Statements
Centrally managed portfolio activities	79	96	74	104	2	1	76	106	6	9	(347)	(397)	(40)	2	1	—	1	2
Siemens Real Estate (SRE)	610	546	81	100	529	445	610	546	—	1	5,179	4,974	(68)	(46)	113	84	86	65
Corporate items and pensions	122	114	85	83	53	32	138	116	105	(62)	(9,168)	(9,806)	(420)	(455)	24	13	16	14
Eliminations, Corporate Treasury and other reconciling items	(1,222)	(1,188)	—	—	(1,293)	(1,113)	(1,293)	(1,113)	(22)	(43)	65,984	70,398	(449)	(258)	(2)	(1)	(11)	(13)

Siemens	17,880	20,651	19,297	17,717	—	—	19,297	17,717	1,497	3,737	105,151	104,243	446	354	486	409	672	609

(1)	Commencing with fiscal 2012, Infrastructure & Cities Sector was implemented. Prior period information has been recast to conform to the fiscal 2012 presentation.

(2)	This supplementary information on New orders is provided on a voluntary basis. It is not part of the Interim Consolidated Financial Statements subject to the review opinion.

(3)	Profit of the Sectors as well as of Equity Investments and Centrally managed portfolio activities is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded. Profit of SFS and SRE is Income before income taxes.

(4)	Assets of the Sectors as well as of Equity Investments and Centrally managed portfolio activities is defined as Total assets less income tax assets, less non-interest bearing liabilities other than tax liabilities. Assets of SFS and SRE is Total assets.

(5)	Free cash flow represents net cash provided by (used in) operating activities less additions to intangible assets and property, plant and equipment. Free cash flow of the Sectors, Equity Investments and Centrally managed portfolio activities primarily exclude income tax, financing interest and certain pension related payments and proceeds. Free cash flow of SFS, a financial services business, and of SRE includes related financing interest payments and proceeds; income tax payments and proceeds of SFS and SRE are excluded.

(6)	Amortization, depreciation and impairments contains amortization and impairments, net of reversals of impairments, of intangible assets other than goodwill as well as depreciation and impairments of property, plant and equipment, net of reversals of impairments.

SIEMENS

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

SEGMENT INFORMATION (continuing operations—unaudited)

As of and for the six months ended March 31, 2012 and 2011 and as of September 30, 2011

(in millions of €)

	New orders(2)		External revenue		Intersegment revenue		Total revenue		Profit (3)		Assets(4)		Free cash flow(5)		Additions to intangible assets and property, plant and equipment		Amortization, depreciation and impairments (6)
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	3/31/12	9/30/11	2012	2011	2012	2011	2012	2011
Sectors(1)
Energy	12,998	16,608	12,956	11,692	108	122	13,064	11,814	1,054	3,121	1,523	656	100	646	222	191	224	203
Healthcare	6,530	6,288	6,494	6,219	20	33	6,513	6,252	788	832	12,040	11,264	224	681	159	113	382	325
Industry	10,045	10,084	8,986	8,462	786	655	9,772	9,117	1,218	1,272	7,280	6,001	518	754	160	143	278	275
Infrastructure & Cities	8,575	9,097	7,933	7,850	379	340	8,312	8,189	470	558	3,770	3,169	190	409	123	106	132	136

Total Sectors	38,147	42,077	36,368	34,222	1,293	1,150	37,661	35,373	3,530	5,783	24,614	21,090	1,033	2,491	664	553	1,016	939
Equity Investments	—	—	—	—	—	—	—	—	(519)	108	2,857	3,382	2	—	—	—	—	—
Financial Services (SFS)	386	444	354	410	33	34	386	444	274	216	16,031	14,602	316	208	18	17	138	147
Reconciliation to Consolidated Financial Statements
Centrally managed portfolio activities	151	311	149	326	5	6	154	333	6	8	(347)	(397)	(54)	(48)	2	4	2	5
Siemens Real Estate (SRE)	1,164	1,062	164	206	1,013	857	1,177	1,063	5	98	5,179	4,974	(147)	(80)	195	167	155	131
Corporate items and pensions	258	235	163	156	96	69	259	225	30	198	(9,168)	(9,806)	(861)	(798)	56	24	31	28
Eliminations, Corporate Treasury and other reconciling items	(2,418)	(2,641)	—	—	(2,439)	(2,117)	(2,439)	(2,117)	17	(75)	65,984	70,398	(872)	(359)	(2)	(2)	(21)	(26)

Siemens	37,689	41,488	37,199	35,320	—	—	37,199	35,320	3,343	6,336	105,151	104,243	(583)	1,413	934	762	1,320	1,224

(1)	Commencing with fiscal 2012, Infrastructure & Cities Sector was implemented. Prior period information has been recast to conform to the fiscal 2012 presentation.

(2)	This supplementary information on New orders is provided on a voluntary basis. It is not part of the Interim Consolidated Financial Statements subject to the review opinion.

(3)	Profit of the Sectors as well as of Equity Investments and Centrally managed portfolio activities is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded. Profit of SFS and SRE is Income before income taxes.

(4)	Assets of the Sectors as well as of Equity Investments and Centrally managed portfolio activities is defined as Total assets less income tax assets, less non-interest bearing liabilities other than tax liabilities. Assets of SFS and SRE is Total assets.

(5)	Free cash flow represents net cash provided by (used in) operating activities less additions to intangible assets and property, plant and equipment. Free cash flow of the Sectors, Equity Investments and Centrally managed portfolio activities primarily exclude income tax, financing interest and certain pension related payments and proceeds. Free cash flow of SFS, a financial services business, and of SRE includes related financing interest payments and proceeds; income tax payments and proceeds of SFS and SRE are excluded.

(6)	Amortization, depreciation and impairments contains amortization and impairments, net of reversals of impairments, of intangible assets other than goodwill as well as depreciation and impairments of property, plant and equipment, net of reversals of impairments.

SIEMENS

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION

The accompanying Condensed Interim Consolidated Financial Statements (Interim Consolidated Financial Statements) present the operations of Siemens AG and its subsidiaries (the Company or Siemens). The Interim Consolidated Financial Statements are prepared in accordance with International Financial Reporting Standards (IFRS) and its interpretations issued by the International Accounting Standards Board (IASB), as adopted by the European Union (EU). The Interim Consolidated Financial Statements also comply with IFRS as issued by the IASB.

Siemens prepares and reports its Interim Consolidated Financial Statements in euros (€). Due to rounding, numbers presented may not add up precisely to totals provided. Siemens is a German based multinational corporation with a business portfolio of activities predominantly in the fields of electronics and electrical engineering, for further information see Note 16 Segment information.

Interim Consolidated Financial Statements—The accompanying Consolidated Statement of Financial Position as of March 31, 2012, the Consolidated Statements of Income for the three and six months ended March 31, 2012 and 2011, the Consolidated Statements of Comprehensive Income for the three and six months ended March 31, 2012 and 2011, the Consolidated Statements of Cash Flow for the six months ended March 31, 2012 and 2011, the Consolidated Statements of Changes in Equity for the six months ended March 31, 2012 and 2011 and the explanatory Notes to Consolidated Financial Statements are unaudited and are prepared for interim financial information. These Interim Consolidated Financial Statements are condensed and prepared in compliance with International Accounting Standard (IAS) 34, Interim Financial Reporting, and shall be read in connection with Siemens’ Annual IFRS Consolidated Financial Statements as of September 30, 2011 (Consolidated Financial Statements). The interim financial statements apply the same accounting principles and practices as those used in the 2011 annual financial statements. In the opinion of management, these unaudited Interim Consolidated Financial Statements include all adjustments of a normal and recurring nature necessary for a fair presentation of results for the interim periods. Results for the three and six months ended March 31, 2012, are not necessarily indicative of future results. The Interim Consolidated Financial Statements were authorized for issue by the Managing Board on April 27, 2012.

Financial statement presentation—Information disclosed in the Notes relates to Siemens unless stated otherwise.

Business combinations—Business combinations are accounted for under the acquisition method. Siemens as the acquirer and the acquiree may have a relationship that existed before they contemplated the business combination, referred to as a pre-existing relationship. If the business combination in effect settles a pre-existing relationship, Siemens as the acquirer recognizes a gain or loss for the pre-existing relationship. The cost of an acquisition is measured at the fair value of the assets given and liabilities incurred or assumed at the date of exchange. Acquisition-related costs are expensed in the period incurred. Identifiable assets acquired and liabilities assumed in a business combination (including contingent liabilities) are measured initially at their fair values at the acquisition date, irrespective of the extent of any non-controlling interest. Uniform accounting policies are applied. Any subsequent changes to contingent consideration classified as a liability at the acquisition date are recognized in profit and loss. Non-controlling interests may be measured at their fair value (full goodwill approach) or at the proportional fair value of assets acquired and liabilities assumed (partial goodwill approach). After initial recognition, non-controlling interests may show a deficit balance since both profits and losses are allocated to the shareholders based on their equity interests. In business combinations achieved in stages, any previously held equity interest in the acquiree is remeasured to its acquisition date fair value. If there is no loss of control, transactions with non-controlling interests are accounted for as equity transactions not affecting profit and loss. At the date control is lost, any retained equity interests are re-measured to fair value. In case of a written put on non-controlling interests the Company distinguishes whether the prerequisites for the transfer of present ownership interest are fulfilled at the balance sheet date. Provided that the Company is not the beneficial owner of the shares underlying the put option, the exercise of the put option will be assumed at each balance sheet date and treated as equity transaction between shareholders with the recognition of a purchase liability at the respective exercise price. The non-controlling interests participate in profits and losses during the reporting period.

Use of estimates—The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent amounts at the date of the financial statements as well as reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

SIEMENS

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Income taxes—In interim periods, tax expense is based on the current estimated annual effective tax rate.

Reclassifications—The presentation of certain prior-year information, amongst others the presentation of certain line items within operating activities of the Consolidated Statement of Cash Flow, has been reclassified to conform to the current year presentation.

Recent accounting pronouncements, not yet adopted—In the six months ended March 31, 2012, the IASB issued amendments to IFRS 9, Financial Instruments (IFRS 9) that defer the mandatory effective date from January 1, 2013 to January 1, 2015 (early application is still permitted). The amendment also provides relief from restating comparative financial statements for the effect of applying IFRS 9; instead additional transition disclosures will be required.

In December 2011, the IASB issued amendments to IAS 32, Financial Instruments: Presentation and IFRS 7, Financial Instruments: Disclosures regarding offsetting of financial assets and financial liabilities. The amendment to IAS 32 clarifies the existing offsetting rules and is effective for reporting periods beginning on or after January 1, 2014, early application is permitted, however it requires the application of the amendments to IFRS 7. These amendments to IFRS 7 expand the disclosure requirements for financial assets and financial liabilities offset in the statements of financial position including netting agreements where netting is subject to certain future events, e.g. the default of the counterparty, which generally do not qualify for offsetting in the statements of financial position. This amendment is effective for reporting periods beginning on or after January 1, 2013. Both amendments have not yet been endorsed by the European Union.

The Company expects no material impact on the Company’s Consolidated Financial Statements as a result of adopting these amendments.

The IASB issued various other pronouncements, which do not have a material impact on Siemens’ Consolidated Financial Statements.

2. ACQUISITIONS, DISPOSITIONS AND DISCONTINUED OPERATIONS

a) Acquisitions

Acquisitions in fiscal 2012

In the three and six months ended March 31, 2012, Siemens completed the acquisition of a number of entities, presented in continued operations, which are not significant individually including RuggedCom Inc., a provider of robust, industrial-quality Ethernet communication products and network solutions predominantly at the Industry Sector’s Industry Automation Division, the NEM B.V. business, a specialist in heat recovery steam generators for combined-cycle (gas and steam) power plants at Energy Sector’s Fossil Power Generation Division and eMeter Corporation, a meter data management specialist at Infrastructure & Cities Sector’s Smart Grid Division. The aggregate consideration (including cash acquired) of all of these acquisitions amounts to €854 million.

SIEMENS

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The following figures represent the preliminary purchase price allocations and show the amounts recognized for each major class of assets acquired and liabilities assumed:

(in millions of €)
Goodwill	600
Customer relationships	84
Technology	67
Other intangible assets	44
Other long-lived assets	32
Trade and other receivables	78
Inventories	37
Other current assets	67
Cash and cash equivalents	128

Total assets acquired	1,137

Other liabilities and provisions	151
Deferred tax liabilities	56
Current liabilities	60

Total liabilities assumed	267

The respective acquisitions led to non-controlling interests of €16 million. Goodwill comprises intangible assets that are not separable such as employee know how and expected synergy effects. The acquired entities contributed revenues of €77 million and a net loss of €3 million (including purchase price accounting effects and integration costs) to Siemens for the period from the respective acquisition date to March 31, 2012. If these acquisitions had occurred on October 1, 2011, the impact on consolidated revenues and consolidated income for the six months ended March 31, 2012 would have been €171 million and €(10) million respectively.

Acquisitions in fiscal 2011

For information on acquisitions prior to fiscal 2012, see Note 4 Acquisitions, dispositions and discontinued operations of the Notes to the Company’s Consolidated Financial Statements as of September 30, 2011; in particular for the increased stake in the Company’s publicly listed Indian subsidiary Siemens Ltd.

b) Dispositions and discontinued operations

ba) Dispositions not qualifying for discontinued operations: closed transactions

Dispositions in fiscal 2012

In the three and six months ended March 31, 2012, Siemens completed the disposition of various entities which are not significant either individually or in aggregate.

Dispositions in fiscal 2011

In January 2009, Siemens had announced that it will terminate the Shareholders Agreement of the joint venture Areva NP S.A.S. and sell its 34% interest in Areva NP S.A.S. to the majority shareholder Areva S.A. (Areva) by exercising the put option. Following this, Areva NP S.A.S. had been presented as asset held for disposal since the second quarter of fiscal 2009 with a carrying amount of €190 million. In March 2011, an independent expert, appointed by Siemens and Areva based on the rules set forth in the shareholders’ agreement, determined the fair market value (purchase price) of Siemens’ 34% share in the joint venture Areva NP S.A.S. Following this, the shares, previously accounted for as an available-for-sale financial asset held for disposal at the Energy Sector, were transferred to Areva and derecognized at Siemens. In May 2011, an arbitral tribunal of the International Chamber of Commerce ruled on the modalities of Siemens’ exit from the joint venture Areva NP S.A.S. For further information on the earnings impact from the sale of Areva NP S.A.S. and the arbitration proceedings, see Note 4 Acquisitions, dispositions and discontinued operations, Note 9 Interest income, interest expense and other financial income (expense), net and Note 30 Legal proceedings of the Notes to the Company’s Consolidated Financial Statements as of September 30, 2011.

SIEMENS

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For information on further dispositions prior to fiscal 2012 see Note 4 Acquisitions, dispositions and discontinued operations of the Notes to the Company’s Consolidated Financial Statements as of September 30, 2011; in particular for the disposal of Krauss-Maffei Wegmann GmbH & Co. KG, the Electronics Assembly Systems business and the 19.8% stake in GIG Holding GmbH.

bb) Dispositions not qualifying for discontinued operations: held for disposal

The Consolidated Statements of Financial Position as of March 31, 2012, include assets held for disposal of €140 million and liabilities held for disposal of €1 million that do not qualify as discontinued operations. The assets held for disposal mainly relate to portfolios of loan receivables.

bc) Discontinued operations

General

Siemens reports in this section about discontinued operations separately. The disclosures in the Notes to the Consolidated Financial Statements outside this section relate to continuing operations unless indicated otherwise. Net results of discontinued operations presented in the Consolidated Statements of Income in the three and six months ended March 31, 2012 amounts to €(38) million (thereof €31 million income tax) and €64 million (thereof €(19) million income tax) compared to the three and six months ended March 31, 2011 of €(338) million (thereof €77 million income tax) and €(431) million (thereof €38 million income tax), respectively. Those mainly relate to OSRAM, Siemens IT Solutions and Services and the former operating segments Communications (Com) and Siemens VDO Automotive (SV).

Net income from discontinued operations attributable to the shareholders of Siemens AG amount to €(39) million and €(337) million in the three months ended March 31, 2012 and March 31, 2011, respectively. Net income from discontinued operations attributable to the shareholders of Siemens AG amount to €59 million and €(425) million in the six months ended March 31, 2012 and March 31, 2011, respectively.

OSRAM — discontinued operations, assets and liabilities held for disposal

In March 2011, Siemens announced that it plans to publicly list its subsidiary OSRAM AG. Siemens intends to retain a minority stake in OSRAM, in which it will remain a long-term anchor shareholder. The conditions for OSRAM to be classified as held for disposal and discontinued operations were fulfilled as of the end of the second quarter of fiscal 2011. For information regarding classification and measurement of assets (or disposal groups) held for disposal and discontinued operations see Note 2 Summary of significant accounting policies of the Notes to the Company’s Consolidated Financial Statements as of September 30, 2011. In September 2011, Siemens postponed the timing of the listing depending on the stabilization of the capital market conditions. As of March 31, 2012, Siemens continues to be firmly committed to its plans to publicly list OSRAM and deems the listing to be highly probable within the calendar year 2012.

The results of OSRAM are disclosed as discontinued operations in the Company’s Consolidated Statements of Income for all periods presented:

	Three months ended March 31,		Six months ended March 31,
	2012	2011	2012	2011
	(in millions of €)
Revenue	1,356	1,257	2,731	2,541
Expenses	(1,291)	(1,128)	(2,480)	(2,246)
Costs to sell (carve-out costs)	(5)	—	(18)	—

Pretax profit from discontinued operations	60	129	233	295
Income taxes on ordinary activities	(33)	(42)	(92)	(96)
Income taxes on costs to sell (carve-out costs)	1	—	2	—

Income from discontinued operations, net of income taxes	28	87	143	199

SIEMENS

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The assets and liabilities of OSRAM were presented as held for disposal in the Consolidated Statements of Financial Position as of March 31, 2012. The carrying amounts of the major classes of assets and liabilities of OSRAM were as follows:

	March 31, 2012	September 30, 2011
	(in millions of €)
Trade and other receivables	899	858
Inventories	1,121	1,118
Goodwill	273	238
Other intangible assets	192	174
Property, plant and equipment	1,726	1,645
Deferred tax assets	288	269
Financial assets	170	174
Other assets	194	176

Assets classified as held for disposal	4,863	4,652

Trade payables	580	586
Current provisions	106	84
Other current liabilities	356	381
Pension plans and similar commitments	309	410
Other liabilities	322	279

Liabilities associated with assets classified as held for disposal	1,673	1,740

The net effect of the reimbursement out of the Siemens Trust and the contribution of plan assets into separate OSRAM pension plans amounting to €113 million in the first quarter of fiscal 2012 in the context of the planned listing of OSRAM is presented as a cash outflow in line item Net cash provided by (used in) operating activities—discontinued operations.

Revenue resulting from transactions between OSRAM and joint ventures and associates of Siemens in the three months ended March 31, 2012 and 2011 amount to €33 million and €36 million. Revenue resulting from transactions between OSRAM and joint ventures and associates of Siemens in the six months ended March 31, 2012 and 2011 amount to €73 million and €82 million, respectively. Expenses resulting from transactions between OSRAM and joint ventures and associates of Siemens in the three months ended March 31, 2012 and 2011 amount to €3 million and €2 million. Expenses resulting from transactions between OSRAM and joint ventures and associates of Siemens in the six months ended March 31, 2012 and 2011 amount to €6 million and €3 million, respectively. As of March 31, 2012, receivables from and liabilities to joint ventures and associates are €21 million and €5 million, respectively. As of September 30, 2011, receivables from and liabilities to joint ventures and associates are €44 million and €3 million, respectively. For further information regarding related party transactions refer to Note 17 Related party transactions.

Siemens IT Solutions and Services — discontinued operations

In December 2010, Siemens and Atos S.A. (AtoS) signed an option agreement (written call option) which granted AtoS the right to acquire Siemens IT Solutions and Services. In February 2011, AtoS exercised this option. Closing of the transaction took place on July 1, 2011 following clearance of the transaction by the relevant antitrust authorities and the approval from AtoS’ shareholders on July 1, 2011. Related to the transaction is a seven-year outsourcing contract worth around €5.5 billion, under which AtoS will provide managed services and system integration to Siemens.

Upon closing Siemens received consideration from AtoS that included a cash payment of €177 million, as well as 12.5 million newly issued shares in AtoS with a five-year lock-up commitment and a five-year convertible bond of €250 million (nominal value). At the same time, Siemens recognized a liability for purchase price adjustments relating to the net debt and net working capital of Siemens IT Solutions and Services. Siemens also recorded contractual obligations, loss provisions and risk contingencies arising from the sales agreements with AtoS presented in line items Current provisions, Provisions and Other current financial liabilities. For more detailed information on the transaction see Note 4 Acquisitions, dispositions and discontinued operations of the Notes to the Company’s Consolidated Financial Statements as of September 30, 2011.

SIEMENS

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The conditions for Siemens IT Solutions and Services to be classified as held for disposal and discontinued operations were fulfilled as of the second quarter of fiscal 2011. The results are presented as discontinued operations in the Company’s Consolidated Statements of Income for all periods presented with the exception of certain business activities which remain in the Siemens group. Business activities which remain with Siemens primarily relate to project HERKULES, which is reported in line item Centrally managed portfolio activities of Segment information and continues to be accounted for under the equity method. For information on HERKULES see Note 29 Commitments and Contingencies of the Notes to the Company’s Consolidated Financial Statements as of September 30, 2011.

	Three months ended March 31,		Six months ended March 31,
	2012	2011	2012	2011
	(in millions of €)
Revenue	—	864	—	1,772
Expenses	(10)	(921)	(19)	(1,861)
Gain (loss) on the measurement to fair value less costs to sell or on the disposal of the disposal group constituting the discontinued operations	35	(493)	38	(644)

Pretax gain (loss) from discontinued operations	25	(550)	19	(733)
Income taxes on ordinary activities	3	28	6	35
Income taxes on the loss on the measurement to fair value less costs to sell or on the disposal of the disposal group constituting the discontinued operations	15	177	15	183

Gain (loss) from discontinued operations, net of income taxes	43	(345)	40	(515)

The total loss recognized in fiscal 2011, on the disposal of the disposal group Siemens IT Solutions and Services amounted to €903 million. Of this amount €136 million relate to the impairment of the Goodwill of Siemens IT Solutions and Services and €464 million relate to the impairment of non-current assets of Siemens IT Solutions and Services recognized in the six months ended March 31, 2011 presented under line item Gain (loss) on the measurement to fair value less costs to sell or on the disposal of the disposal group constituting the discontinued operations. Under that same line item expenses for carve out activities necessary to establish Siemens IT Solutions and Services as a separate legal entity of €90 million were presented in fiscal 2011, thereof €44 million for the six months ended March 31, 2011.

In the second quarter of fiscal 2012, Siemens and AtoS reached a final agreement on the amount of the cash purchase price adjustment relating to the net debt and net working capital of Siemens IT Solutions and Services. The preliminary cash purchase price adjustment had been determined by Siemens in the fourth quarter of fiscal 2011 on a contractually agreed basis in specific closing financial statements. As of September 30, 2011 Siemens recognized a liability for this purchase price adjustment at the amount of €126 million which was presented in line item Other current financial liabilities. Following the settlement with AtoS in the second quarter of fiscal 2012, this liability was paid. However, a final settlement with AtoS on all contractual obligations arising from the sales agreements was not achieved in the course of the current settlement and is not expected to be reached in fiscal 2012.

Line item Gain (loss) on the measurement to fair value less costs to sell or on the disposal of the disposal group constituting the discontinued operations for the six months ended March 31, 2012 includes, besides expenses for carve out activities, a gain of €43 million which is due to revised estimates with regard to the transaction-related provisions, primarily in connection with the settlement with AtoS mentioned above.

Former segments SV and Com – discontinued operations

Net results of discontinued operations of SV activities and former operating segment Com presented in the Consolidated Statements of Income in the three and six months ended March, 31, 2012 amounted to €(106) million (thereof €46 million income tax) and €(117) million (thereof €49 million income tax), compared to the

SIEMENS

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

three and six months ended March 31, 2011 of €(80) million (thereof €(86) million income tax) and €(114) million (thereof €(84) million income tax), respectively. The net results of discontinued operations in the three and six months ended March 31, 2012 relate mainly to former operating segment Com and include settlements of a matter with the Greek State with a pretax impact of €142 million in the second quarter of fiscal 2012; for further information see Note 13 Legal proceedings. The Company recorded a reserve in the second quarter of fiscal 2011 with regard to restructuring measures before the sale of the SV activities in December 2007. Siemens sold its SV activities in December 2007.

3. OTHER OPERATING INCOME

	Three months ended		Six months ended
	March 31,		March 31,
	2012	2011	2012	2011
	(in millions of €)
Gains on disposals of businesses	—	19	5	23
Gains on sales of property, plant and equipment and intangibles	24	23	35	123
Other	85	36	184	192

Other operating income	110	78	224	338

In the three and six months ended March 31, 2012, line item Other includes income in connection with legal and regulatory matters. Line item Other, in the six months ended March 31, 2011, includes €64 million income related to a settlement of legal and regulatory matters in connection with portfolio activities.

4. OTHER OPERATING EXPENSE

	Three months ended		Six months ended
	March 31		March 31,
	2012	2011	2012	2011
	(in millions of €)
Losses on disposals of businesses and on sales of property, plant and equipment and intangibles	(3)	(11)	(7)	(38)
Other	(25)	(61)	(123)	(248)

Other operating expense	(29)	(72)	(130)	(286)

Item Other in the three and six months ended March 31, 2011 includes charges related to legal and regulatory matters.

5. INTEREST INCOME, INTEREST EXPENSE AND OTHER FINANCIAL INCOME (EXPENSE), NET

	Three months ended		Six months ended
	March 31		March 31,
	2012	2011	2012	2011
	(in millions of €)
Pension related interest income	326	346	649	693
Interest income, other than pension	223	197	461	398

Interest income	548	543	1,110	1,091

Pension related interest expense	(317)	(310)	(633)	(622)
Interest expense, other than pension	(115)	(125)	(232)	(232)

Interest expense	(433)	(435)	(865)	(854)

Income (expense) from available-for-sale financial assets, net	(9)	1,539	84	1,542
Miscellaneous financial income (expense), net	(20)	(57)	(65)	(132)

Other financial income (expense), net	(29)	1,482	19	1,410

SIEMENS

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The components of Income (expense) from pension plans and similar commitments, net were as follows:

	Three months ended March 31,		Six months ended March 31,
	2012	2011	2012	2011
	(in millions of €)
Expected return on plan assets	326	346	649	693
Interest cost	(317)	(310)	(633)	(622)

Income (expense) from pension plans and similar commitments, net	9	36	16	71

Total amounts of interest income and (expense), other than pension, were as follows:

	Three months ended March 31,		Six months ended March 31,
	2012	2011	2012	2011
	(in millions of €)
Interest income, other than pension	223	197	461	398
Interest (expense), other than pension	(115)	(125)	(232)	(232)

Interest income (expense), net, other than pension	108	72	229	166

Thereof: Interest income (expense) of operations, net	(1)	(22)	(6)	(21)
Thereof: Other interest income (expense), net	108	94	235	187

Item Interest income (expense) of operations, net includes interest income and expense primarily related to receivables from customers and payables to suppliers, interest on advances from customers and advanced financing of customer contracts. Item Other interest income (expense), net includes all other interest amounts primarily consisting of interest relating to corporate debt and related hedging activities, as well as interest income on corporate assets.

Item Interest income (expense) other than pension includes the following with respect to financial assets (financial liabilities) not at fair value through profit or loss:

	Three months ended March 31,		Six months ended March 31,
	2012	2011	2012	2011
	(in millions of €)
Total interest income on financial assets	221	195	458	396
Total interest expenses on financial liabilities(1)	(191)	(250)	(398)	(493)

(1)	Relating to hedged positions, herein only the interest expense on hedged items not at fair value through profit and loss is included, whereas item Interest expense, other than pension also contains the offsetting effect on interest of the hedging instrument. The difference is due to the disparities of interest rate swap contracts further explained in Note 32 Derivative financial instruments and hedging activities of the Notes to the Company’s Consolidated Financial Statements as of September 30, 2011.

The components of item Income (expense) from available-for-sale financial assets, net were as follows:

	Three months ended March 31		Six months ended March 31,
	2012	2011	2012	2011
	(in millions of €)
Gains on sales, net	1	1,532	93	1,535
Dividends received	—	9	1	10
Impairment	(10)	(2)	(11)	(3)

Income (expense) from available-for-sale financial assets, net	(9)	1,539	84	1,542

In the three and six months ended March 31, 2011, line item Gains on sales, net includes €1,520 million disposal gain relating to Areva NP S.A.S.; for further information see Note 2 Acquisitions, dispositions and discontinued operations. In the six months ended March 31, 2012, item Gains on sales, net includes €87 million gains from the sale

SIEMENS

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

of the 25% interest in OAO Power Machines held by the Energy Sector; €66 million of the gain relate to gains recycled from Other comprehensive income as of September 30, 2011. The investment was classified as held for disposal. The transaction closed in December 2011.

Item Miscellaneous financial income (expense), net, in the six months ended March 31, 2012 and 2011, primarily comprises gains and losses related to derivative financial instruments as well as interest income (expense) related to long-term liabilities and provisions of €(105) million and €228 million, respectively. Included in interests from long-term liabilities and provisions is the effect resulting from the change in the discount rate of asset retirement obligations for environmental clean up costs and mitigating gains (losses) of derivatives thereon. In the six months ended March 31, 2011, further losses primarily relate to miscellaneous interest rate financial instruments.

6. GOODWILL

	March 31, 2012	September 30, 2011
	(in millions of €)
Sectors:
Energy	2,432	2,269
Healthcare	8,092	7,964
Industry	4,108	3,802
Infrastructure & Cities	1,746	1,558

Total Sectors	16,378	15,594
Financial Services (SFS)	117	112

Siemens	16,495	15,706

As of the beginning of fiscal 2012, Siemens rearranged its reporting structure of the segments, see Note 16 Segment information for further information. The previously reported amounts of goodwill as of September 30, 2011 have been reallocated to conform to Siemens’ new reporting structure. Therefore, new cash generating units, which are represented by a Division or equivalent, were determined. Goodwill has been generally reallocated based on relative fair values of the cash generating units. Prior year information has been adjusted accordingly.

The net increase in goodwill of €789 million in the six months ended March 31, 2012, is attributable to €168 million positive foreign currency adjustments, €629 million acquisitions and purchase accounting adjustments; which is offset by dispositions of €9 million.

7. OTHER INTANGIBLE ASSETS

	March 31, 2012	September 30, 2011
	(in millions of €)
Software and other internally generated intangible assets	3,106	2,955
Less: accumulated amortization	(1,911)	(1,775)

Software and other internally generated intangible assets, net	1,196	1,180

Patents, licenses and similar rights	6,930	6,665
Less: accumulated amortization	(3,660)	(3,401)

Patents, licenses and similar rights, net	3,270	3,264

Other intangible assets	4,466	4,444

Amortization expense reported in line item Income from continuing operations before income taxes amounted to €212 million and €196 million, respectively, in the three months ended March 31, 2012 and 2011, and to €442 million and €392 million in the six months ended March 31, 2012 and 2011, respectively.

SIEMENS

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

8. DEBT

	March 31, 2012	September 30, 2011
	(in millions of €)
Short-term
Notes and bonds	2,031	2,495
Loans from banks	494	1,128
Other financial indebtedness	2,245	21
Obligations under finance leases	28	16

Short-term debt and current maturities of long-term debt	4,799	3,660

Long-term
Notes and bonds (maturing until 2066)	13,123	12,651
Loans from banks (maturing until 2023)	1,348	1,354
Other financial indebtedness (maturing until 2018)	144	146
Obligations under finance leases	116	129

Long-term debt	14,731	14,280

	19,530	17,940

In the three months ended March 31, 2012, Siemens issued US$ bonds with warrant units in an aggregate principal amount of US$3 billion and a carrying amount of €2,113 million as of March 31, 2012. The bonds are composed of (1) nominal US$1.5 billion, maturing on August 16, 2017 bearing interest of notional 1.05% per annum, and (2) nominal US$1.5 billion, maturing on August 16, 2019 bearing interest of notional 1.65% per annum. The bonds are initially measured at fair value; subsequently at amortized costs using the effective interest method. Each of the US$1.5 billion bonds were issued with 6,000 detachable warrants. The warrants are classified as equity instruments with a fair value of €126 million at issuance; they are presented in additional paid-in capital in line item Other changes in equity. The warrants exercise price was fixed in Euro. The warrants entitle the holders, at their option, to receive 1,806.1496 Siemens AG shares per warrant at an exercise price per share of €104.0018 during the exercise period which matures on August 1, 2017 and 2019 for bond (1) and bond (2), respectively. Accordingly, the warrants result in option rights relating to a total of 21.7 million Siemens AG shares.

In the three months ended March 31, 2012, Siemens also issued US$400 million (€299 million) in floating rate notes maturing on February 21, 2019.

In the six months ended March 31, 2012, the Company redeemed at face value the first tranche of the €1.55 billion, 5.25% debt issuance program, two tranches of the assignable loans of €370 million and €283.5 million, the US$500 million (€374 million) floating rate notes of the debt issuance program as well as US$750 million (€562 million) in 5.5% notes.

In the three months ended March 31, 2012, the US$5.0 billion syndicated multi-currency revolving credit facility expired. On April 5, 2012, the Company signed a €4.0 billion syndicated multi-currency revolving credit facility with a term of five years and two one-year extension options, replacing the Company’s previous US$5.0 billion facility. For further information on the Company’s credit facilities see Note 23 Debt of the Notes to the Company’s Consolidated Financial Statements as of September 30, 2011.

As of March 31, 2012 and September 30, 2011, commercial papers of US$2.5 billion (€1.8 billion) and €— million, respectively, were outstanding.

9. PENSION PLANS AND SIMILAR COMMITMENTS

Unless otherwise stated, all numbers presented below refer only to continuing operations and, therefore, do not include amounts related to Siemens IT Solutions and Services and OSRAM.

Service cost for pension plans and similar commitments are allocated among functional costs (line items Cost of goods sold and services rendered, Research and development expenses, Marketing, selling and general administrative expenses) following the functional area of the corresponding profit and cost centers.

SIEMENS

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

PENSION BENEFITS

Components of net periodic benefit cost

	Three months ended March 31, 2012			Three months ended March 31, 2011
	Total	Domestic	Foreign	Total	Domestic	Foreign
	(in millions of €)
Service cost	103	75	28	98	71	28
Interest cost	309	195	113	301	183	117
Expected return on plan assets	(325)	(193)	(132)	(345)	(211)	(134)
Amortization of past service cost (benefit)	(2)	—	(2)	(2)	—	(2)

Net periodic benefit cost (income)	84	77	7	51	43	8

Germany	77	77		43	43
U.S.	(3)		(3)	(2)		(2)
U.K.	(4)		(4)	(1)		(1)
Other	15		15	9		9

	Six months ended March 31, 2012			Six months ended March 31, 2011
	Total	Domestic	Foreign	Total	Domestic	Foreign
	(in millions of €)
Service cost	205	150	55	226	142	85
Interest cost	615	390	225	604	367	237
Expected return on plan assets	(649)	(386)	(263)	(693)	(422)	(271)
Amortization of past service cost (benefit)	(5)	—	(5)	(4)	—	(4)
Loss (gain) due to settlements and curtailments	(1)	—	(1)	(6)	—	(6)

Net periodic benefit cost (income)	166	154	12	127	87	40

Germany	154	154		87	87
U.S.	(7)		(7)	22		22
U.K.	(8)		(8)	(3)		(3)
Other	27		27	20		20

PENSION OBLIGATIONS AND FUNDED STATUS

At the end of the first six months of fiscal 2012, the combined funded status of Siemens’ pension plans states an underfunding of €6.5 billion, compared to an underfunding of €6.2 billion at the end of fiscal 2011.

The weighted-average discount rate used to determine the estimated DBO of Siemens’ pension plans as of March 31, 2012 and September 30, 2011, is 4.0% and 4.5%, respectively.

Contributions made by the Company to its pension plans during the six months ended March 31, 2012 and 2011, were €382 million and €561 million, respectively. In the three months ended March 31, 2012 and 2011, contributions made by the Company amounted to €129 million and €273 million. Contributions in fiscal 2011, include supplemental pension plan funding in the U.K. Contributions for prior-year periods included amounts related to Siemens IT Solutions and Services and OSRAM.

OTHER POST-EMPLOYMENT BENEFITS

Net periodic benefit cost for other post-employment benefit plans for the six months ended March 31, 2012 and 2011, were €29 million and €29 million, respectively. During the three months ended March 31, 2012 and 2011, net periodic benefit cost amounted to €15 million and €14 million, respectively.

SIEMENS

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The combined funded status of Siemens’ predominantly unfunded other post-employment benefit plans was an underfunding of €0.8 billion, both at the end of the first six months of fiscal 2012 and as of September 30, 2011.

10. PROVISIONS

In the three and six months ended March 31, 2012, the Power Transmission Division of the Energy Sector incurred project charges mainly related to grid connections to technically complex offshore wind-farms in Germany, due to project delays resulting from a complex regulatory environment and the project’s complex marine environment, which required revised estimates of resources and personnel. This led to €(278) million and €(481) million pretax effects on the income statement in the three and six months ended March 31, 2012, respectively, which are mainly recorded as provisions for order related losses and risks.

11. Shareholders’ equity

TRANSACTIONS WITH NON-CONTROLLING INTERESTS

In connection with an acquisition in the six months ended March 31, 2012, a minority shareholder was granted a put option on the non-controlling interests. The transaction with non-controlling interests impacted item Retained earnings by €(407) million in the six months ended March 31, 2012; for further information on related accounting policies, see Note 1 Basis of presentation.

Regarding the acquisition of additional subsidiary shares in Siemens Ltd., India from non-controlling interest-holders, in the six months ended March 31, 2011, see Note 4 Acquisitions, dispositions and discontinued operations of the Notes to the Company’s Consolidated Financial Statements as of September 30, 2011.

TREASURY STOCK

In the six months ended March 31, 2012 and 2011, Siemens transferred a total of 4,681,163 and 3,965,689, respectively, of Treasury stock in connection with share-based payment plans.

RESOLUTIONS AT THE ANNUAL SHAREHOLDERS’ MEETING

At the Annual Shareholders’ Meeting on January 24, 2012, the Company’s shareholders passed resolutions on the appropriation of net income of Siemens AG, approving and authorizing a dividend of €3.00 per share, representing €2.6 billion in dividend payment.

SIEMENS

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

OTHER COMPREHENSIVE INCOME

The changes in line item Other comprehensive income including non-controlling interests are as follows:

	Three months ended March 31, 2012			Three months ended March 31, 2011
	Pretax	Tax effect	Net	Pretax	Tax effect	Net
	(in millions of €)
Unrealized holding gains (losses) on available-for-sale financial assets	140	(3)	138	(28)	3	(25)
Reclassification adjustments for (gains) losses included in net income	1	(1)	—	(28)	7	(21)

Net unrealized gains (losses) on available-for-sale financial assets	141	(4)	138	(56)	10	(46)
Unrealized gains (losses) on derivative financial instruments	185	(50)	135	252	(67)	185
Reclassification adjustments for (gains) losses included in net income	12	(5)	7	(36)	11	(25)

Net unrealized gains (losses) on derivative financial instruments	197	(55)	143	216	(56)	160
Foreign-currency translation differences	(111)	—	(111)	(584)	—	(584)
Actuarial gains and losses on pension plans and similar commitments	(917)	372	(544)	504	(191)	313

Other comprehensive income	(689)	313	(375)	80	(237)	(157)

	Six months ended March 31, 2012			Six months ended March 31, 2011
	Pretax	Tax effect	Net	Pretax	Tax effect	Net
	(in millions of €)
Unrealized holding gains (losses) on available-for-sale financial assets	171	(4)	166	(13)	4	(9)
Reclassification adjustments for (gains) losses included in net income	(85)	—	(85)	(29)	7	(22)

Net unrealized gains (losses) on available-for-sale financial assets	86	(5)	81	(42)	11	(31)
Unrealized gains (losses) on derivative financial instruments	60	(12)	48	186	(40)	146
Reclassification adjustments for (gains) losses included in net income	31	(9)	22	(60)	18	(42)

Net unrealized gains (losses) on derivative financial instruments	91	(21)	70	126	(22)	104
Foreign-currency translation differences	448	—	448	(207)	—	(207)
Actuarial gains and losses on pension plans and similar commitments	(622)	409	(213)	1,565	(455)	1,110

Other comprehensive income	4	383	387	1,442	(466)	976

As of March 31, 2012 and 2011, cumulative income (expense) of €(108) million and €(292) million is recognized in line item Other comprehensive income, net of tax which relates to non-current assets or disposal groups classified as held for disposal.

Actuarial gains and losses on pension plans and similar commitments in the six months ended March 31, 2012 and 2011 primarily changed due to an adjustment of the discount rate and due to actual returns varying from expected returns. Foreign currency translation differences in the six months ended March 31, 2012 resulted primarily from the Chinese Renminbi, the British Pound and from the US$.

SIEMENS

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Other changes in equity

Line item Other changes in equity of the Consolidated Statements of Changes in Equity includes €126 million which relate to the equity instruments of the US$ bonds with warrants issued in the three months ended March 31, 2012, see Note 8 Debt.

12. COMMITMENTS AND CONTINGENCIES

Guarantees and other commitments

The following table presents the undiscounted amount of maximum potential future payments for each major group of guarantees:

	March 31, 2012	September 30, 2011
	(in millions of €)
Credit guarantees	587	591
Guarantees of third-party performance	1,324	2,643
HERKULES obligations(1)	2,290	2,690
Other guarantees	3,390	3,424

Guarantees	7,590	9,348

(1)	For additional information on the HERKULES obligations, see Note 29 Commitments and contingencies of the Notes to the Company’s Consolidated Financial Statements as of September 30, 2011.

The German Tax Office audits, amongst others, the tax treatment of the buy-back of the convertible bond issued in 2003 in the context of the tax audit for the fiscal years 2006 to 2009. Although a respective tax assessment might be issued, the risk from a potential litigation remains remote in the Company’s assessment.

13. LEGAL PROCEEDINGS

Information regarding investigations and other legal proceedings, as well as the potential risks associated with such proceedings and their potential financial impact on Siemens, is included in Note 30 Legal proceedings of the Notes to the Company’s Consolidated Financial Statements as of September 30, 2011.

Significant developments regarding investigations and other legal proceedings that have occurred since the preparation of the Consolidated Financial Statements are described below.

Public corruption proceedings

Governmental and related proceedings

As previously reported, Siemens AG had filed a request for arbitration against the Republic of Argentina (Argentina) with the International Center for Settlement of Investment Disputes (ICSID) of the World Bank. Siemens AG claimed that Argentina had unlawfully terminated its contract with Siemens for the development and operation of a system for the production of identity cards, border control, collection of data and voters’ registers (DNI project) and thereby violated the Bilateral Investment Protection Treaty between Argentina and Germany (BIT). A unanimous decision on the merits was rendered by the ICSID arbitration tribunal in February 2007, awarding Siemens AG, inter alia, compensation in the amount of US$217.8 million, plus compound interest thereon at a rate of 2.66% since May 18, 2001. Argentina subsequently filed applications with the ICSID aiming at the annulment and reversal of the decision and a stay of enforcement of the arbitral award. In August 2009, Argentina and Siemens AG reached an agreement to mutually settle the case and discontinue any and all civil proceedings in connection with the case without acknowledging any legal obligations or claims. No payment was made by either party. As previously reported, the Argentinean Anti-Corruption Authority is

SIEMENS

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

conducting an investigation against individuals into corruption of government officials in connection with the award of the contract for the DNI project to Siemens in 1998. Searches were undertaken at the premises of Siemens Argentina and Siemens IT Services S.A. in Buenos Aires in August 2008 and in February 2009. The Company is cooperating with the Argentinean Authorities. The Argentinean investigative judge also repeatedly requested judicial assistance from the Munich public prosecutor and the federal court in New York. In December 2011, the U.S. Securities and Exchange Commission (SEC) and U.S. Department of Justice filed an indictment against nine individuals based on the same facts as the investigation of the Argentinean Anti-Corruption Authority. Most of these individuals are former Siemens employees. The former member of the Managing Board of Siemens AG, Dr. Uriel Sharef, is also involved. Siemens AG is not party to the proceedings.

As previously reported, in February 2010 a Greek Parliamentary Investigation Committee (GPIC) was established to investigate whether any politicians or other state officials in Greece were involved in alleged wrong-doing of Siemens in Greece. The GPIC’s investigation was focused on possible criminal liability of politicians and other state officials. Greek public prosecutors are separately investigating certain fraud and bribery allegations involving—among others—former board members and former executives of Siemens A.E. Greece (Siemens A.E.) and Siemens AG. In January 2011, the GPIC alleged in a letter to Siemens that the damage suffered by the Greek state amounted to at least €2 billion. Furthermore, the GPIC issued a report repeating these allegations. In addition, the Hellenic Republic Minister of State indicated in a letter to Siemens that the Greek state will seek compensation from Siemens for the alleged damage. On April 5, 2012, the Greek Parliament approved a settlement agreement between Siemens and the Greek State, the material provisions of which include the following: Siemens waives public sector receivables in the amount of €80 million. Furthermore Siemens agrees to spend a maximum of €90 million on various anti-corruption and transparency initiatives, as well as university and research programs and to provide €100 million of financial support to Siemens A.E. to ensure its continued presence in Greece. In exchange, the Greek State agrees to waive all civil claims and all administrative fines related to the corruption allegations and to utilize best efforts to resolve all pending disputes between Siemens and the Greek state-companies or its public authorities. For further information, see Note 2 Acquisitions, dispositions and discontinued operations.

In February 2012, the Munich public prosecutor notified Siemens AG of a request for mutual assistance in criminal matters by a foreign authority. The investigation of the foreign authority involves a Siemens subsidiary located in North West Europe in connection with alleged payments to employees of a Russian company between 1999 and 2006. Siemens is cooperating with the authorities.

The Company remains subject to corruption-related investigations in several jurisdictions around the world. As a result, additional criminal or civil sanctions could be brought against the Company itself or against certain of its employees in connection with possible violations of law. In addition, the scope of pending investigations may be expanded and new investigations commenced in connection with allegations of bribery or other illegal acts. The Company’s operating activities, financial results and reputation may also be negatively affected, particularly as a result of penalties, fines, disgorgements, compensatory damages, third-party litigation, including with competitors, the formal or informal exclusion from public invitations to tender, or the loss of business licenses or permits. Additional expenses and provisions, which could be material, may need to be recorded in the future for penalties, fines, damages or other charges in connection with the investigations.

Antitrust proceedings

As previously reported, in October 2011, the local Antitrust Authority in Rovno, Ukraine, notified DP Siemens Ukraine of an investigation into anti-competitive practices in connection with a delivery of medical equipment to a public hospital in 2010. Siemens cooperated with the authority. The authority imposed a fine in an amount equivalent to €4.0 thousand. DP Siemens Ukraine did not appeal the decision.

As previously reported, in September 2011, the Competition Commission of Pakistan requested Siemens Pakistan to present its legal position regarding an alleged anti-competitive arrangement since 2007 in the field of transformers and air-insulated switchgears. In December 2011, Siemens Pakistan filed a leniency application. In April 2012, the Competition Commission of Pakistan accepted the leniency application and granted Siemens Pakistan a 100 percent penalty reduction for the alleged behavior.

SIEMENS

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Other proceedings

As previously reported, Siemens AG is a member of a supplier consortium that has been contracted to construct the nuclear power plant “Olkiluoto 3” in Finland for Teollisuuden Voima Oyj (TVO) on a turnkey basis. Siemens AG’s share of the consideration to be paid to the supplier consortium under the contract is approximately 27%. The other member of the supplier consortium is a further consortium consisting of Areva NP S.A.S. and its wholly-owned subsidiary, Areva NP GmbH. The agreed completion date for the nuclear power plant was April 30, 2009. Completion of the power plant has been delayed for reasons which are in dispute. In December 2008, the supplier consortium filed a request for arbitration against TVO demanding an extension of the construction time, additional compensation, milestone payments, damages and interest. In April 2009, TVO rejected the claims and made counterclaims against the supplier consortium. These consist primarily of damages due to the delay amounting to approximately €1.43 billion based on an estimated completion of the plant in June 2012 with a delay of 38 months. In June 2011, the supplier consortium increased its monetary claim; it now amounts to €1.94 billion. In December 2011, the supplier consortium informed TVO that the completion of the plant is expected in August 2014. The final phases of the plant completion require the full cooperation of all parties involved. The further delay as well as further schedule uncertainties in the completion of the plant could lead TVO to increase its counterclaims.

In July 2008, Hellenic Telecommunications Organization S.A. (OTE) filed a lawsuit against Siemens AG with the district court of Munich, Germany, seeking to compel Siemens AG to disclose the outcome of its internal investigations with respect to OTE. OTE seeks to obtain information with respect to allegations of undue influence and/or acts of bribery in connection with contracts concluded between Siemens AG and OTE from 1992 to 2006. In May 2009, OTE was granted access to the public prosecutor’s files in Greece. At the end of July 2010, OTE expanded its claim and requested payment of damages by Siemens AG of at least €57.07 million to OTE for alleged bribery payments to OTE-employees. While Siemens AG continues to defend itself against the expanded claim, Siemens AG and OTE have engaged in discussions to resolve the matter.

In December 2011, the United States Attorney’s Office for the Northern District of New York served a Grand Jury subpoena on the Company that seeks records of consulting payments for business conducted by the Building Technologies unit in New York State over the period from January 1, 2000 through September 30, 2011. Siemens is cooperating with the authority.

In February 2012, the United States Attorney’s Office for the Eastern District of New York served a subpoena on Siemens Healthcare Diagnostics Inc. for information relating to a diagnostics process. Siemens is cooperating with the authority.

For certain legal proceedings information required under IAS 37, Provisions, contingent liabilities and contingent assets, is not disclosed, if the Company concludes that the disclosure can be expected to seriously prejudice the outcome of the litigation.

In addition to the investigations and legal proceedings described in Siemens’ Consolidated Financial Statements as of September 30, 2011 and as updated above, Siemens AG and its subsidiaries have been named as defendants in various other legal actions and proceedings arising in connection with their activities as a global diversified group. Some of these pending proceedings have been previously disclosed. Some of the legal actions include claims or potential claims for punitive damages or claims for indeterminate amounts of damages. Siemens is from time to time also involved in regulatory investigations beyond those described in its Consolidated Financial Statements and as updated above. Siemens is cooperating with the relevant authorities in several jurisdictions and, where appropriate, conducts internal investigations regarding potential wrongdoing with the assistance of in-house and external counsel. Given the number of legal actions and other proceedings to which Siemens is subject, it cannot be excluded that some may result in adverse decisions. Siemens contests actions and proceedings when it considers it appropriate. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek indeterminate damages, Siemens may not be able to predict what the eventual loss or range of loss related to such matters will be. The final resolutions of the matters discussed in this section could have a material effect on Siemens’ business, results of operations and financial condition for any reporting period in which adverse decisions are rendered. Siemens currently does not expect its business, results of operations and financial condition to be materially affected by the additional legal matters not separately discussed in this section.

SIEMENS

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

14. SHARE-BASED PAYMENT

Share-based payment plans at Siemens are predominantly designed as equity-settled plans and to a limited extent as cash-settled plans. If participating Siemens companies cease to be part of the Siemens Group, they are no longer eligible for participation in future share-based payment plans at Siemens. In such cases, the participating Siemens companies have the right to settle the share-based payment awards prematurely. Total pretax expense for share-based payment recognized in line item Income from continuing operations in the three months ended March 31, 2012 and 2011 amounted to €35 million and €31 million, respectively, and to €95 million and €84 million, respectively, in the six months ended March 31, 2012 and 2011.

For further information on Siemens’ share-based payment plans, see Note 34 Share-based payment of the Notes to the Company’s Consolidated Financial Statements as of September 30, 2011.

STOCK AWARDS

Terms and conditions:

The Company grants stock awards as a form of share-based payment to members of the Managing Board, members of the senior management and other eligible employees. Stock awards are subject to a restriction period of about four years and entitle the beneficiary to Siemens shares without payment of consideration following the restriction period. Stock awards granted in fiscal 2008 to 2011 were generally subject to a restriction period of three years. Stock awards forfeit if the beneficiaries’ employment with the Company terminates prior to the expiration of the restriction period. During the restriction period, beneficiaries are not entitled to dividends. Stock awards may not be transferred, sold, pledged or otherwise encumbered. Settlement of stock awards may occur in newly issued shares of common stock of Siemens AG, treasury stock or in cash. The settlement method will be determined by the Managing Board and the Supervisory Board. Each fiscal year, the Company decides whether or not to grant stock awards. The Supervisory Board decides about the number of stock awards to the Managing Board and the Managing Board decides about the number of stock awards to members of the senior management and other eligible employees.

In fiscal 2012, the allocation of stock awards as a share-based payment has been increasingly tied to corporate performance criteria. The target attainment for the performance criteria ranges between 0% and 200%.

Half of the annual target amount for stock awards is based on the average of earnings per share (EPS, basic) of the past three fiscal years. The target attainment determines the number of stock awards upon allocation. Settlement of these stock awards is in shares following the four-year restriction period.

The other half of the annual target amount for stock awards is based on the share price performance of Siemens shares relative to the share price performance of five important Siemens competitors (ABB, General Electric, Philips, Rockwell, Schneider) during the four-year restriction period. The target attainment is determined during the four-year restriction period for the stock awards and accordingly, determines the number of Siemens shares ultimately transferred following the restriction period. If the target attainment is up to 100%, settlement is in shares. If the target attainment exceeds 100% (up to 200%) an additional cash payment corresponding to the outperformance results. The total carrying amount of liabilities arising from stock awards to be settled in cash amounts to €2 million and €— million as of March 31, 2012 and as of September 30, 2011, respectively.

Additionally one portion of the variable compensation component (bonus) for members of the Managing Board is granted in the form of nonforfeitable awards of Siemens stock (Bonus Awards).

Commitments to members of the Managing Board:

In fiscal 2012 and 2011, agreements were entered into which entitle members of the Managing Board to stock awards contingent upon attainment of an EPS-based target. The fair value of these entitlements amounting to €6 million and €5 million was determined by calculating the present value of the target amount. In fiscal 2012 and 2011, agreements were entered into which entitle members of the Managing Board to stock awards contingent upon attainment of a performance-based target of Siemens stock relative to five competitors. The fair value of these entitlements amounting to €7 million and €6 million was calculated by applying a local volatility

SIEMENS

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

model. Inputs to that model include an expected weighted volatility of Siemens shares of 27% in 2012 and 30% and 29%, respectively, in 2011 and a market price of €73.94 in fiscal 2012 and €88.09 and €92.98, respectively in fiscal 2011 per Siemens share. Expected volatility was determined by reference to implied volatilities. The model applies a risk-free interest rate of up to 1.7% in fiscal 2012 and up to 2.4% and up to 3.0%, respectively, in fiscal 2011 and an expected dividend yield of 4.1% in fiscal 2012 and 3% and 2.4%, respectively, in fiscal 2011. Compensation expense related to stock awards is generally recognized over five years until they vest, including a restriction period of four years.

In fiscal 2012 and 2011, agreements were entered into which entitle members of the Managing Board to Bonus Awards contingent upon the target attainment. The fair value of these entitlements amounting to €5 million and €5 million was determined by calculating the present value of the target amount. Compensation expense related to Bonus Awards is generally recognized over one year until they vest. Beneficiaries will receive one Siemens share without payment of consideration for each Bonus Award, following an additional waiting period of four years.

In the six months ended March 31, 2011, the Company granted additional 128,284 stock awards to members of the Managing Board. The fair value of these stock awards amounting to €77.76 per stock award was determined as the market price of Siemens shares less the present value of expected dividends.

The remuneration system of the Managing Board and the changes in the stock awards held by Managing Board members are explained in detail in the Compensation report within the Corporate Governance report in the Siemens’ Annual Report as of September 30, 2011.

Commitments to members of the senior management and other eligible employees:

In the six months ended March 31, 2012, 1,080,609 stock awards were granted to members of the senior management and other eligible employees contingent upon attainment of an EPS target. The fair value of these stock awards amounts to €62 million and corresponds to the target amount reflecting the EPS target attainment. In the six months ended March 31, 2012, 947,945 stock awards were granted to members of the senior management and other eligible employees contingent upon the attainment of a prospective performance-based target of the Siemens stock. The fair value of these stock awards amounting to €58 million, of which €46 million relate to equity instruments, was calculated by applying a local volatility model. Inputs to that model include an expected weighted volatility of Siemens shares of 25.33% and a market price of €74.14 per Siemens share. Expected volatility was determined by reference to implied volatilities. The model applies a risk-free interest rate of up to 1.8% and an expected dividend yield of 3.91%. Compensation expense related to these stock awards is recognized over four years until they vest.

The following table shows the changes in the stock awards held by members of the senior management and other eligible employees:

	Six months ended March 31,
	2012		2011
	Awards		Awards
Non-vested, beginning of period	3,857,315		4,306,373
Granted	2,028,554		1,249,901
Vested and transferred	(1,531,944)		(1,482,096)
Forfeited/settled	(68,678	)(1)	(69,666)

Non-vested, end of period	4,285,247		4,004,512

(1)	Consists of 53,848 forfeited and 14,830 settled awards, respectively, in the six months ended March 31, 2012.

Stock Option Plans

Regarding stock option plans, see Note 34 Share-based payment of the Notes of the Company’s Consolidated Financial Statements as of September 30, 2011.

SIEMENS

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

SHARE MATCHING PROGRAM AND ITS UNDERLYING PLANS

For a detailed description of the Share Matching Plan and its underlying plans, see Note 34 Share-based payment of the Notes of the Company’s Consolidated Financial Statements as of September 30, 2011.

1. Share Matching Plan

In the six months ended March 31, 2012 and 2011, respectively, Siemens issued a new tranche under the Share Matching Plan.

2. Monthly Investment Plan

In the six months ended March 31, 2012 and 2011, respectively, Siemens issued a new tranche under the Monthly Investment Plan that is a further component of the Share Matching Plan and which is available for employees—other than senior managers—of Siemens AG and participating Siemens companies.

The Managing Board decided that shares acquired under the tranches issued in fiscal 2011 and 2010 will be transferred to the Share Matching Plan.

3. Base Share Program

In the six months ended March 31, 2012 and 2011, Siemens issued a new tranche under the Base Share Program. In fiscal 2012 and 2011, the Company incurred pretax expense from continuing operations of €29 million and €28 million, respectively.

4. Entitlements to Matching Shares

Details on matching share activities for continuing and discontinued operations in the six months ended March 31, 2012 and 2011 are:

	Six months ended March 31,
	2012	2011
	Number of Matching Share Entitlements	Number of Matching Share Entitlements
Outstanding, beginning of period	1,977,091	1,614,729
Granted	706,354	579,806
Vested and transferred	(1,037,292)	—
Forfeited	(25,657)	(43,476)
Settled	(28,964)	(32,079)

Outstanding, end of period	1,591,532	2,118,980

Fair value was determined as the market price of Siemens shares less the present value of expected dividends during the vesting period as entitlements to matching shares do not carry dividend rights during the vesting period. Non-vesting conditions, i.e. the condition neither to transfer, sell, pledge nor otherwise encumber the underlying shares, were considered in determining the fair values. Depending on the grant dates, the fair values are €48.69 and €51.22 per matching share in fiscal 2012; in fiscal 2011, the grant-date fair values are €58.15 and €71.09 per matching share. Based on the number of entitlements granted, the weighted average grant-date fair value is €50.35 and €66.13 per matching share, respectively, in fiscal 2012 and 2011.

SIEMENS

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

15. EARNINGS PER SHARE

(in millions of €, except for per share amounts)	Three months ended March 31,		Six months ended March 31,
	2012	2011	2012	2011
	(shares in thousands)
Income from continuing operations	1,053	3,174	2,409	5,020
Less: Portion attributable to non-controlling interest	(33)	(44)	(47)	(84)

Income from continuing operations attributable to shareholders of Siemens AG	1,020	3,130	2,362	4,936

Weighted average shares outstanding—basic	877,749	873,161	876,585	872,177
Effect of dilutive share-based payment	7,949	9,249	8,383	9,440

Weighted average shares outstanding—diluted	885,698	882,410	884,968	881,617

Basic earnings per share (from continuing operations)	€1.16	€3.58	€2.69	€5.66
Diluted earnings per share (from continuing operations)	€1.15	€3.55	€2.67	€5.60

In the three and six months ended March 31, 2012, the dilutive earnings per share computation does not contain shares, which relate to 21,674 thousand warrants at March 31, 2012 issued with bonds, since its inclusion would have been anti-dilutive. In the future, the warrants could potentially dilute basic earnings per share.

Share-based payment plans are dilutive at the Income from continuing operations level and so, in accordance with IAS 33, Earnings per Share, have been treated as dilutive for the purpose of diluted earnings per share. Diluted loss per share from discontinued operations is lower than basic loss per share from discontinued operations because of the effect of losses on discontinued operations.

16. SEGMENT INFORMATION

Segment information is presented for continuing operations. Accordingly, current and prior period Segment information excludes discontinued operations. Commencing with fiscal 2012, Siemens changed its financial reporting structure to reflect the Company’s new organization. Prior year information has been recast to correspond to the fiscal 2012 reporting format.

Effective as of October 1, 2011, Siemens changed its organizational structure of the Sectors. A fourth Sector, Infrastructure & Cities was formed in order to benefit from the growth of urban centers. The new Sector Infrastructure & Cities comprises the Industry Sector activities of Building Technologies, Mobility as well as the Energy Sector’s Power Distribution business and Smart Grid applications. The Industry Sector is focusing even more sharply on industry solutions. Accordingly, since fiscal 2012, the Company has six reportable segments: the four Sectors Energy, Healthcare, Industry and Infrastructure & Cities as well as Equity Investments and Financial Services (SFS). Healthcare, Equity Investments and SFS retained its previous structure. The Managing Board is monitoring each reportable segment. Each reportable segment has its own segment management reporting to the Managing Board.

DESCRIPTION OF REPORTABLE SEGMENTS

Energy

The Energy Sector offers a complete spectrum of products, services and solutions for power generation in thermal power plants and using renewables, power transmission in grids and for the extraction, processing and transport of oil and gas.

Industry

The Industry Sector is a supplier of products, systems, services and solutions of productivity, flexibility and efficiency offerings for industrial enterprises.

SIEMENS

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Infrastructure & Cities

The Infrastructure & Cities Sector offers sustainable technologies for metropolitan areas and their infrastructures. Its offerings include integrated mobility solutions, building and security technology, power distribution, smart grid applications, and low- and medium-voltage products.

For a description of the segments Healthcare, Equity Investments and SFS, which retained their segment structure, see Note 37 Segment information of the Notes of the Company’s Consolidated Financial Statements as of September 30, 2011.

RECONCILIATION TO CONSOLIDATED FINANCIAL STATEMENTS

Reconciliation to Consolidated Financial Statements contains businesses and items not directly related to Siemens’ reportable segments:

Centrally managed portfolio activities

Centrally managed portfolio activities are intended for divestment or closure and, at present, primarily includes activities remaining from divestments and discontinued operations such as from Siemens IT Solutions and Services and from the former Com business. Fiscal 2011 amounts also included Electronics Assembly Systems business sold in the six months ended March 31, 2011.

Siemens Real Estate (SRE)

SRE owns and manages the Siemens real estate portfolio and offers a range of services encompassing real estate development, real estate disposal and asset management, as well as lease and services management.

Corporate items and pensions

Corporate items and pensions includes corporate charges such as personnel costs for corporate headquarters, corporate projects and non-operating investments or results of corporate-related derivative activities and costs for carve out activities managed by corporate, which are charged to the respective segment when the disposal gain or loss is realized or when the activities are classified as discontinued operations. Pensions includes the Company’s pension related income (expense) not allocated to the segments, SRE or Centrally managed portfolio activities. Regarding the allocation of central infrastructure costs, see Profit definition below.

Eliminations, Corporate Treasury and other reconciling items

Eliminations, Corporate Treasury and other reconciling items comprise consolidation of transactions within the segments, certain reconciliation and reclassification items and the activities of the Company’s Corporate Treasury. It also includes interest income and expense, such as, for example, interest not allocated to segments or Centrally managed portfolio activities (referred to as financing interest), interest related to Corporate Treasury activities or resulting consolidation and reconciliation effects on interest.

MEASUREMENT — SEGMENTS

Accounting policies for Segment information are based on those used for Siemens, which are described in Note 2 Summary of significant accounting policies of the Notes to the Company’s Consolidated Financial Statements as of September 30, 2011, unless described below. Lease transactions, however, are classified as operating leases for internal and segment reporting purposes. Corporate overhead is generally not allocated to segments, except for central infrastructure costs which are primarily allocated to the Sectors. Intersegment transactions are based on market prices.

Profit of the Sectors and Equity Investments

Siemens’ Managing Board is responsible for assessing the performance of the segments. The Company’s profitability measure of the Sectors and Equity Investments is earnings before financing interest, certain pension costs, and income taxes (Profit) as determined by the chief operating decision maker. Profit excludes various categories of items, not allocated to the Sectors and Equity Investments which Management does not regard as indicative of their performance. Profit represents a performance measure focused on operational success excluding the effects of capital market financing issues—for financing issues regarding Equity Investments, see paragraph below. The major categories of items excluded from Profit are presented below.

SIEMENS

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Financing interest, excluded from Profit, is any interest income or expense other than interest income related to receivables from customers, from cash allocated to the Sectors and to Equity Investments and interest expense on payables to suppliers. Borrowing costs capitalized as part of qualifying long-term projects are not part of financing interest. Financing interest is excluded from Profit because decision-making regarding financing is typically made at the corporate level. Equity Investments include interest and impairments as well as reversals of impairments on long-term loans granted to investments reported in Equity Investments.

Similarly, decision-making regarding essential pension items is done centrally. As a consequence, Profit primarily includes amounts related to service costs of pension plans only, while all other regularly recurring pension related costs—including charges for the German pension insurance association and plan administration costs—are included in line item Corporate items and pensions. Curtailments are a partial payback with regard to past service costs that affect Segment Profit.

Furthermore, income taxes are excluded from Profit since income tax is subject to legal structures, which typically do not correspond to the structure of the segments.

The effect of certain litigation and compliance issues is excluded from Profit, if such items are not indicative of the Sectors and Equity Investments’ performance, since their related results of operations may be distorted by the amount and the irregular nature of such events. This may also be the case for items that refer to more than one reportable segment, SRE and/or Centrally managed portfolio activities or have a corporate or central character.

Central infrastructure costs are allocated primarily to the Sectors. The total amount to be allocated is determined at the beginning of the fiscal year and is charged in equal installments in all four quarters.

For fiscal 2010, Company’s management approved a special remuneration, which was presented in Corporate items in fiscal 2010; in the six months ended March 31, 2011, the remuneration totaling €267 million for continuing operations was primarily allocated to the Sectors based on management approach, which resulted in a positive impact at Corporate items; charges were made to Energy €60 million, Healthcare €43 million, Industry €75 million and Infrastructure & Cities €63 million.

Profit of Equity Investments mainly comprises income (loss) from investments presented in Equity Investments, such as the share in the earnings of associates or dividends from investments not accounted for under the equity method, income (loss) from the sale of interests in investments, impairment of investments and reversals of impairments. It also includes interest and impairments as well as reversals of impairments on long-term loans granted to investments reported in Equity Investments, primarily NSN.

Profit of the segment SFS

Profit of the segment SFS is Income before income taxes. In contrast to performance measurement principles applied to the Sectors and Equity Investments, interest income and expense is an important source of revenue and expense of SFS.

Asset measurement principles

Management determined Assets as a measure to assess capital intensity of the Sectors and of Equity Investments (Net capital employed). Its definition corresponds to the Profit measure. It is based on Total assets of the Consolidated Statements of Financial Position, primarily excluding intragroup financing receivables, intragroup investments and tax related assets, since the corresponding positions are excluded from Profit. A Division of Infrastructure & Cities includes the project-specific intercompany financing of a long-term project. The remaining assets are reduced by non-interest-bearing liabilities other than tax related liabilities (e.g. trade payables) to derive Assets. Equity Investments may include certain shareholder loans granted to investments reported in Equity Investments. In contrast, Assets of SFS is Total assets.

New orders

New orders are determined principally as estimated revenue of accepted purchase orders and order value changes and adjustments, excluding letters of intent. New orders are supplementary information, provided on a voluntary basis. It is not part of the Interim Consolidated Financial Statements subject to the review opinion.

SIEMENS

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Free cash flow definition

Segment information discloses Free cash flow and Additions to property, plant and equipment and intangible assets. Free cash flow of the Sectors and of Equity Investments constitutes net cash provided by (used in) operating activities less additions to intangible assets and property, plant and equipment. It excludes Financing interest, except in cases where interest on qualifying assets is capitalized or classified as contract costs and it also excludes income tax related and certain other payments and proceeds, in accordance with the Company’s Profit and Asset measurement definition. Free cash flow of Equity Investments includes interest from shareholder loans granted to investments reported in Equity Investments, primarily NSN. Pension curtailments are a partial payback with regard to past service costs that affect Segment Free cash flow. Free cash flow of SFS, a financial services business, includes related financing interest payments and proceeds; income tax payments and proceeds of SFS are excluded.

Amortization, depreciation and impairments

Amortization, depreciation and impairments presented in Segment information includes depreciation and impairments of property, plant and equipment, net of reversals of impairments as well as amortization and impairments of intangible assets, net of reversals of impairment. Goodwill impairment is excluded.

Measurement – Centrally managed portfolio activities and SRE

Centrally managed portfolio activities follow the measurement principles of the Sectors and Equity Investments. SRE applies the same measurement principles as SFS; since fiscal 2011, Total assets of SRE nets certain intercompany finance receivables with certain intercompany finance liabilities.

RECONCILIATION TO SIEMENS’ CONSOLIDATED FINANCIAL STATEMENTS

The following table reconciles total Assets of the Sectors, Equity Investments and SFS to Total assets of Siemens’ Consolidated Statements of Financial Position:

	March 31, 2012	September 30, 2011
	(in millions of €)
Assets of Sectors	24,614	21,090
Assets of Equity Investments	2,857	3,382
Assets of SFS	16,031	14,602

Total Segment Assets	43,502	39,074

Reconciliation:
Assets Centrally managed portfolio activities	(347)	(397)
Assets of SRE	5,179	4,974
Assets of Corporate items and pensions	(9,168)	(9,806)
Eliminations, Corporate Treasury and other reconciling items of Segment information:
Asset-based adjustments:
Intra-group financing receivables and investments	19,955	24,023
Tax-related assets	4,110	3,901
Liability-based adjustments:
Pension plans and similar commitments	7,492	7,307
Liabilities	41,367	42,585
Eliminations, Corporate Treasury, other items (1)	(6,939)	(7,418)

Total Eliminations, Corporate Treasury and other reconciling items of Segment information	65,984	70,398

Total Assets in Siemens’ Consolidated Statements of Financial Position	105,151	104,243

(1)	Includes assets and liabilities reclassified in connection with discontinued operations

In the six months ended March 31, 2012 and 2011, Corporate items and pensions in the column Profit includes €44 million and €150 million, respectively, related to Corporate items, as well as €(14) million and €47

SIEMENS

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

million, respectively, related to pensions. In the three months ended March 31, 2012 and 2011, Corporate items includes a net effect of €28 million and €20 million, respectively, in connection with an asset retirement obligation; in the six months ended March 31, 2012 and 2011, the net effect amounts to €(18) million and €(4) million, respectively. Legal and regulatory matters contributed positive effects to Corporate items of €95 million in the three and six months ended March 31, 2012. The six months ended March 31, 2011, include net charges related to legal and regulatory matters. The three and six months ended March 31, 2012, also include €(23) million and €(57) million, respectively, in reimbursements to AtoS for costs in connection with AtoS becoming Siemens’ IT advisor. In the first quarter of fiscal 2011, a special remuneration, which was granted and charged to Corporate items in fiscal 2010, was primarily allocated to the Sectors, resulting in a positive impact of €267 million in Corporate items.

ADDITIONAL SEGMENT INFORMATION

In the three months ended March 31, 2012 and 2011, Profit of SFS includes interest income of €191 million and €163 million, respectively, and interest expense of €78 million and €66 million, respectively. In the six months ended March 31, 2012 and 2011, Profit of SFS includes interest income of €380 million and €325 million, respectively, and interest expense of €153 million and €141 million, respectively.

In the six months ended March 31, 2012, SFS recognized €78 million gain on the sale of interests in an investment accounted under the equity method.

In the six months ended March 31, 2012, Healthcare impaired €39 million intangible assets and €14 million property, plant and equipment; SFS impaired €20 million property, plant and equipment and €8 million investment accounted for using the equity method and SRE impaired €22 million property, plant and equipment.

In the three and six months ended March 31, 2012, Siemens’ share in NSN’s earnings presented in line item Income (loss) from investments accounted for using the equity method, net, is €(640) million and €(641) million, respectively; Siemens’ share in earnings of NSN in the three and six months ended March 31, 2011 is €(107) million and €(88) million, respectively. The fiscal 2012 earnings of NSN are impacted by restructuring charges at NSN.

17. Related party transactions

Joint ventures and associates

Siemens has relationships with many joint ventures and associates in the ordinary course of business whereby Siemens buys and sells a wide variety of products and services generally on arm’s length terms. For information regarding our subsidiaries, joint ventures and associated companies, see Note 19 Investment accounted for using the equity method and Note 43 List of subsidiaries and associated companies pursuant to Section 313 of the German Commercial Code of the Notes to the Company’s Consolidated Financial Statements as of September 30, 2011.

Sales of goods and services and other income from transactions with joint ventures and associates as well as purchases of goods and services and other expenses from transactions with joint ventures and associates are presented for continuing operations in the tables below. For information regarding transactions presented in discontinued operations, see Note 2 Acquisitions, dispositions and discontinued operations.

SIEMENS

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	Sales of goods and services and other income		Purchases of goods and services and other expense
	Three months ended March 31,		Three months ended March 31,
	2012	2011	2012	2011
	(in millions of €)
Joint ventures	131	63	3	14
Associates	115	218	67	62

	246	281	70	76

	Sales of goods and services and other income		Purchases of goods and services and other expense
	Six months ended March 31,		Six months ended March 31,
	2012	2011	2012	2011
	(in millions of €)
Joint ventures	262	106	9	23
Associates	250	362	129	131

	512	468	138	154

The increase in sales of goods and services and other income in connection with joint ventures resulted from a wind power plant project of the Energy Sector.

Receivables from joint ventures and associates and liabilities to joint ventures and associates in relation to these transactions are as follows:

	Receivables		Liabilities
	March 31, 2012	September 30, 2011	March 31, 2012	September 30, 2011
	(in millions of €)
Joint ventures	87	44	12	76
Associates	146	120	225	202

	233	164	237	278

As of March 31, 2012 and September 30, 2011, loans given to joint ventures and associates amounted to €151 million and €158 million, respectively. In December 2010, Siemens and Nokia Corporation each converted €266 million of liabilities into preferred NSN shares; the liabilities included the remaining shareholder loan tranche of nominal €250 million as well as deferred interest due from NSN.

There have been no material changes relating to collaterals and loan commitments since September 30, 2011. For further information see Note 39 Related party transactions of the Notes to the Company’s Consolidated Financial Statements as of September 30, 2011.

As of March 31, 2012 and September 30, 2011, guarantees to joint ventures and associates amounted to €4,747 million and €5,161 million, respectively, including the HERKULES obligations of €2,290 million and €2,690 million, respectively. As of March 31, 2012 and September 30, 2011, guarantees to joint ventures amounted to €462 million and €483 million, respectively.

Pension entities

For information regarding the funding of our pension plans, see Note 9 Pension plans and similar commitments.

Related individuals

Related individuals include the members of the Managing Board and Supervisory Board.

In the three and six months ended March 31, 2012 and 2011, there were no major transactions between the Company and members of the Managing Board and the Supervisory Board.

SIEMENS

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Some of the members of the Company’s Managing Board and Supervisory Board hold positions of significant responsibility with other entities. Siemens has relationships with almost all of these entities in the ordinary course of business whereby the Company buys and sells a wide variety of products and services on arm’s length terms.

18. SUPERVISORY BOARD

Effective as of the end of the day of the Annual Shareholders’ Meeting on January 24, 2012, Mr. Dieter Scheitor left the Supervisory Board. In his place, by court resolution, Mr. Jürgen Kerner was appointed as member of the Supervisory Board.

RESPONSIBILITY STATEMENT

To the best of our knowledge, and in accordance with the applicable reporting principles for interim financial reporting, the interim consolidated financial statements give a true and fair view of the assets, liabilities, financial position and profit or loss of the group, and the interim management report of the group includes a fair review of the development and performance of the business and the position of the group, together with a description of the principal opportunities and risks associated with the expected development of the group for the remaining months of the financial year.

Munich, April 27, 2012

Siemens AG The Managing Board

Peter Löscher	Dr. Roland Busch	Brigitte Ederer

Klaus Helmrich	Joe Kaeser	Barbara Kux

Prof. Dr. Hermann Requardt	Prof. Dr. Siegfried Russwurm	Peter Y. Solmssen

Dr. Michael Süß

REVIEW REPORT

To Siemens Aktiengesellschaft, Berlin and Munich

We have reviewed the condensed interim consolidated financial statements comprising the consolidated statement of financial position, the consolidated statement of income, consolidated statement of comprehensive income, consolidated statement of changes in equity, consolidated statement of cash flow and selected explanatory notes, together with the interim group management report, of Siemens Aktiengesellschaft, Berlin and Munich for the period from October 1, 2011 to March 31, 2012 which are part of the half-year financial report pursuant to Sec. 37w WpHG (“Wertpapierhandelsgesetz”: German Securities Trading Act). The preparation of the condensed interim consolidated financial statements in accordance with IFRS applicable to interim financial reporting as issued by the IASB and as adopted by the EU and of the interim group management report in accordance with the requirements of the WpHG applicable to interim group management reports is the responsibility of the Company’s management. Our responsibility is to issue a report on the condensed interim consolidated financial statements and the interim group management report based on our review.

We conducted our review of the condensed interim consolidated financial statements and the interim group management report in accordance with German generally accepted standards for the review of financial statements promulgated by the Institut der Wirtschaftsprufer (IDW—Institute of Public Auditors in Germany) and in accordance with the International Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”. Those standards require that we plan and perform the review so that we can preclude through critical evaluation, with a certain level of assurance, that the condensed interim consolidated financial statements have not been prepared, in all material respects, in accordance with IFRS applicable to interim financial reporting as issued by the IASB and as adopted by the EU, and that the interim group management report has not been prepared, in all material respects, in accordance with the requirements of the WpHG applicable to interim group management reports. A review is limited primarily to making inquiries of company personnel and applying analytical procedures and thus does not provide the assurance that we would obtain from an audit of financial statements. In accordance with our engagement, we have not performed a financial statement audit and, accordingly, we do not express an audit opinion.

Based on our review nothing has come to our attention that causes us to believe that the condensed interim consolidated financial statements have not been prepared, in all material respects, in accordance with IFRS applicable to interim financial reporting as issued by the IASB and as adopted by the EU and that the interim group management report has not been prepared, in all material respects, in accordance with the provisions of the WpHG applicable to interim group management reports.

Munich, April 27, 2012

Ernst & Young GmbH

Wirtschaftsprufungsgesellschaft

Krammer	Prof. Dr. Hayn
Wirtschaftsprufer	Wirtschaftsprufer

QUARTERLY SUMMARY

(in €, except where otherwise stated)

	Fiscal Year 2012		Fiscal Year 2011
	2nd Quarter	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Revenue (in millions of €)(1)	19,297	17,902	20,351	17,844	17,717	17,603
Income from continuing operations (in millions of €)	1,053	1,356	1,228	763	3,174	1,846
Net income (in millions of €)	1,015	1,457	1,231	501	2,836	1,753
Free cash flow (in millions of €)(1) (2)	446	(1,029)	3,480	992	354	1,059

Key capital market data
Basic earnings per share(1)	1.16	1.53	1.33	0.83	3.58	2.07
Diluted earnings per share(1)	1.15	1.52	1.32	0.82	3.55	2.05

Siemens stock price (3)
High	79.71	78.19	95.25	99.38	98.00	94.78
Low	72.14	65.67	64.45	89.46	86.43	75.56
Period-end	75.59	73.94	68.12	94.70	96.71	92.70
Siemens stock performance on a quarterly basis (in percentage points)
Compared to DAX index	(11.37)	1.34	(2.66)	(6.83)	5.48	8.72
Compared to MSCI World index	(5.16)	0.95	(11.45)	(2.55)	2.52	10.77
Number of shares issued (in millions)	914	914	914	914	914	914
Market capitalization (in millions of €)(4)	66,439	64,790	59,554	82,769	84,505	80,884

Credit rating of long-term debt
Standard & Poor’s	A+	A+	A+	A+	A+	A+
Moody’s	A1	A1	A1	A1	A1	A1

(1)	Continuing operations

(2)	Net cash provided by (used in) operating activities less additions to intangible assets and property, plant and equipment.

(3)	XETRA closing prices, Frankfurt

(4)	Based on shares outstanding

SIEMENS FINANCIAL CALENDAR(1)

Third-quarter financial report and analyst call	Jul. 26, 2012
Preliminary figures for fiscal 2012	Nov. 8, 2012
Annual Shareholders’ Meeting for fiscal 2012	Jan. 23, 2013

(1)	Provisional Updates will be posted at: www.siemens.com/financial_calendar

Information resources

Telephone	+49 89 636-33443 (Media Relations)
+49 89 636-32474 (Investor Relations)
Fax	+49 89 636-30085 (Media Relations)
+49 89 636-32830 (Investor Relations)
E-mail	press@siemens.com
investorrelations@siemens.com

Address

Siemens AG

Wittelsbacherplatz 2

D-80333 Munich

Germany

Internet    www.siemens.com

Designations used in this Report may be trademarks, the use of which by third parties for their own purposes could violate the rights of the trademark owners.

© 2012 by Siemens AG, Berlin and Munich

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT

Date: April 30, 2012	/s/	DR. JOCHEN SCHMITZ
	Name:	Dr. Jochen Schmitz
	Title:	Corporate Vice President and Controller

/s/	DR. JUERGEN M. WAGNER
Name:	Dr. Juergen M. Wagner
Title:	Head of Financial Disclosure and Corporate Performance Controlling